SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

for the period ended 30 June 2007

BP p.l.c.
(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110203) OF BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA, INC AND BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-65996) of BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-09798) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-34968) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-74414) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103923) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119934) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c. AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO 333-132619) OF BP P.L.C., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. AND SUBSIDIARIES

FORM 6-K FOR THE PERIOD ENDED 30 JUNE 2007

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BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

GROUP RESULTS JANUARY – JUNE 2007

	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

	($ million)
Sales and other operating revenues from
continuing operations	71,872	72,132	133,179	135,420

Profit from continuing operations(a)	7,441	7,580	12,187	13,377

Profit for the period	7,441	7,658	12,187	13,352

Profit for the period attributable to BP shareholders	7,376	7,581	12,040	13,204

- per ordinary share (pence)	19.35	20.59	31.69	36.25
- per ordinary share (cents)	38.37	37.49	62.43	64.89
- per ADS (dollars)	2.30	2.25	3.75	3.89

(a)	Excludes Innovene which was treated as a discontinued operation in accordance with IFRS 5 ‘Non Current Assets Held for Sale and Discontinued Operations’. See Note 3 for further details.

•	The following discussion should be read in conjunction with the consolidated financial statements and the related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, for the year ended 31 December 2006 in BP p.l.c.’s Annual Report on Form 20-F for the year ended 31 December 2006.

•	BP’s second quarter profit was $7,376 million, compared with $7,581 million a year ago, a decrease of 3%. For the half year, profit was $12,040 million compared with $13,204 million, down 9%. The second quarter profit included inventory holding gains of $1,289 million compared with gains of $1,148 million in the same period last year. For the half year, inventory holding gains were $1,592 million compared with $1,506 million in the first half of 2006. See footnote (b) on page 4 for further information.

•	The second quarter result (before tax) included net disposal gains of $1,239 million and net fair value gains on embedded derivatives of $283 million and was after impairment charges of $385 million. The second quarter of 2006 included net disposal gains of $497 million, net fair value gains on embedded derivatives of $261 million and was after an impairment charge of $35 million and a charge of $76 million in respect of a donation to the BP Foundation.

•	The first-half result (before tax) included net disposal gains of $1,876 million and net fair value gains on embedded derivatives of $438 million, and was after impairment and other charges of $615 million. The first half of 2006 included net disposal gains of $1,071 million and is after net fair value losses on embedded derivatives of $181 million, impairment charges of $35 million and a charge of $76 million in respect of a donation to the BP Foundation.

•	Finance costs and other finance income for the second quarter and half year was $155 million and $326 million compared with $107 million and $250 million for the comparable periods of 2006. The increases in both periods reflected higher interest costs and lower capitalized interest, partially offset by an increase in net pension finance income due to a relatively higher return on pension assets in comparison with the discount unwinding on pension obligations.

•	The effective tax rate on profit from continuing operations for the second quarter was 31% and for the half year was 32%; the rate was 32% for the second quarter of 2006 and was 33% for the first half of 2006.

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BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Continued)

GROUP RESULTS JANUARY – JUNE 2007 (continued)

•	Net cash provided by operating activities for the second quarter was $6.1 billion compared with $9.1 billion a year ago. The decrease primarily reflects higher working capital requirements, partially offset by higher dividends received from jointly-controlled entities and associates and lower taxes paid. For the half year, net cash provided by operating activities was $14.1 billion compared with $18.1 billion for the first half of 2006. The decrease primarily reflects higher working capital requirements and lower profit before tax, partially offset by lower taxes paid and a higher depreciation, depletion and amortization charge.

•	Net cash used in investing activities for the second quarter was $1.4 billion compared with $1.5 billion in the second quarter of 2006. This reflects higher capital expenditure and higher disposal proceeds. For the half year, net cash used in investing activities was $5.2 billion compared with $4.3 billion in the first half of 2006. The increase primarily reflects higher capital expenditure and higher expenditure on acquisitions, partially offset by higher disposal proceeds.

•	Net debt at the end of the quarter was $21.1 billion. The ratio of net debt to net debt plus equity was 19% compared with 15% a year ago.

•	Capital expenditure, excluding acquisitions and asset exchanges, was $4.4 billion for the quarter and for the half year was $8.0 billion. Total capital expenditure and acquisitions was $4.7 billion for the quarter and $9.5 billion for the half year. The half year included $1.1 billion in respect of the acquisition of Chevron’s Netherlands manufacturing company. Disposal proceeds were $2.7 billion for the quarter and were $3.7 billion for the half year.

•	The quarterly dividend, to be paid in September, is 10.825 cents per share ($0.6495 per ADS) compared with 9.825 cents per share a year ago. For the half year, the dividend showed an increase of 10%. In sterling terms, the quarterly dividend is 5.278 pence per share, compared with 5.324 pence per share a year ago; for the half year, the decrease was 1%. During the quarter, the company repurchased 176 million of its own shares for cancellation at a cost of $2.0 billion. For the first half, share repurchases were 414 million at a cost of $4.5 billion.

•	Non-GAAP information on fair value accounting effects in relation to Refining and Marketing and Gas, Power and Renewables is set out on page 13.

(b)	Inventory holding gains and losses represent the difference between the cost of sales calculated using the average cost of supplies incurred during the year and the cost of sales calculated on the first-in first-out (“FIFO”) method. Under the FIFO method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based upon the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed represent the difference between the charge to the income statement on a FIFO basis and the charge which would arise using average cost of supplies incurred during the period. For this purpose average cost of supplies incurred during the period is calculated by dividing the total cost of inventory purchased in the period by the number of barrels acquired. The amounts disclosed are not separately reflected in the financial statements as a gain or loss.

Management believes this information is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due principally to changes in oil prices as well as changes to underlying inventory levels. In order for investors to understand the operating performance of the Group excluding the impact of oil price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP’s Management believes it is helpful to disclose this information.

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BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Continued)

GROUP RESULTS JANUARY – JUNE 2007 (continued)

Per share amounts
	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

Results for the period ($ million)
Profit(a)	7,376	7,581	12,040	13,204

Shares in issue at period end (thousand)(b)	19,133,973	19,993,613	19,133,973	19,993,613
– ADS equivalent (thousand)(b)	3,188,996	3,332,269	3,188,996	3,332,269
Average number of shares outstanding (thousand)(b)	19,186,461	20,171,546	19,284,938	20,345,750
– ADS equivalent (thousand)(b)	3,197,744	3,361,924	3,214,156	3,390,958
Shares repurchased in the period (thousand)	175,806	375,744	413,722	724,823

Per ordinary share (cents)
Profit for the period	38.37	37.49	62.43	64.89

Per ADS (cents)
Profit for the period	230.22	224.94	374.58	389.34

(a)	Profit attributable to BP shareholders.
(b)	Excludes treasury shares.

Dividends
On 24 July 2007, BP announced a dividend of 10.825 cents per ordinary share to be paid in September. Holders of ordinary shares will receive 5.278 pence per share and holders of American Depositary Receipts (ADRs) $0.6495 per ADS. The dividend is payable on 4 September to shareholders on the register on 10 August. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 4 September.

	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

Dividends paid per ordinary share
cents	10.325	9.375	20.650	18.750
pence	5.151	5.251	10.409	10.539
Dividends paid per ADS (cents)	61.95	56.25	123.90	112.50

Net Debt Ratio – Net Debt : Net Debt + Equity

	At 30 June 2007 (Unaudited)	At 31 December 2006 (Unaudited)

$ million
Gross debt	23,754	24,010
Cash and cash equivalents	2,643	2,590

Net debt	21,111	21,420

Equity	89,423	85,465
Net debt ratio	19%	20%

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BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Continued)

GROUP RESULTS JANUARY – JUNE 2007 (concluded)

Financing the group’s activities

Net debt at 30 June 2007 was $21.1 billion compared with $21.4 billion at 31 December 2006. The ratio of net debt to net debt plus equity was 19% at 30 June 2007 compared with 20% at 31 December 2006. This ratio shows the proportion of debt and equity used to finance our operations, and can also be used to measure borrowing capacity. In addition to reported debt, BP uses conventional off balance sheet sources of finance such as operating leases and joint venture and associate borrowings.

The group has access to other sources of liquidity in the form of committed facilities and other funding through the capital markets. BP believes that, taking into account the substantial amounts of undrawn borrowing facilities available, the group has sufficient working capital for foreseeable requirements.

In the normal course of business the group has entered into certain long-term purchase commitments principally relating to take or pay contracts for the purchase of natural gas, crude oil and chemicals feedstocks and throughput arrangements for pipelines. The group expects to fulfil its obligations under these arrangements with no adverse consequences to the group’s results of operations or financial condition.

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BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Continued)

REVIEW OF BUSINESSES

EXPLORATION AND PRODUCTION

	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

$ million
Sales and other operating revenues from continuing operations	12,747	13,495	24,966	27,413
Profit before interest and tax(a)	6,894	7,827	12,948	14,643

By region:
UK	1,113	1,834	2,175	2,999
Rest of Europe	183	393	903	696
US	2,037	2,255	3,700	4,559
Rest of World	3,561	3,345	6,170	6,389

	6,894	7,827	12,948	14,643

Exploration expense
UK	7	–	27	7
Rest of Europe	–	–	–	–
US	54	55	131	121
Rest of World	94	42	153	158

	155	97	311	286

Liquids(b)
Average prices realized by BP(c) ($/bbl)	62.58	62.86	57.96	59.36
Production for subsidiaries (mb/d) (net of royalties)	1,320	1,373	1,343	1,386
Production for equity-accounted entities (mb/d) (net of royalties)	1,129	1,158	1,105	1,146

Natural gas
Average prices realized by BP(c) ($/mcf)	4.45	4.44	4.66	4.99
Production for subsidiaries (mmcf/d) (net of royalties)	6,945	7,620	7,224	7,660
Production for equity-accounted entities (mmcf/d) (net of royalties)	914	1,004	955	1,008

Total hydrocarbons(d)
Average prices realized by BP(c) ($/boe)	44.97	44.58	42.97	44.39
Production for subsidiaries (mboe/d)	2,517	2,686	2,588	2,706
Production for equity-accounted entities (mboe/d)	1,287	1,332	1,269	1,320

(a)	Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.
(b)	Crude oil and natural gas liquids.
(c)	Based on sales of consolidated subsidiaries only. This excludes equity-accounted entities.
(d)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
(e)	Additional operating information is provided on pages 67-68.

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BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Continued)

EXPLORATION AND PRODUCTION (concluded)

Sales and other operating revenues for the three months ended 30 June 2007 were $12.7 billion and were $13.5 billion in the corresponding period in 2006, primarily reflecting a decrease of around $0.5 billion due to lower production volumes from subsidiaries (realizations were broadly flat).

Sales and other operating revenues for the six months ended 30 June 2007 were $25 billion, compared with $27 billion in the corresponding period in 2006, primarily reflecting a decrease of around $1 billion related to lower liquids and gas realizations and a decrease of around $1 billion due to lower production volumes from subsidiaries.

The profit before interest and tax for the second quarter was $6,894 million, a decrease of 12% from the second quarter of 2006. This included inventory holding gains of $1 million in both periods. This result was impacted by lower reported volumes, decreasing the result by around $400 million, and higher costs of around $700 million, reflecting the continued impact of sector-specific inflation, increased integrity spend and higher depreciation charges associated primarily with the change to SEC guidelines for reserves reporting as well as increased decommissioning provisions. The result for the second quarter of 2007 included net disposal gains of $212 million (mainly arising from net gains on the disposal of interests in the Permian, Entrada and Kaybob assets in North America) and fair value gains of $299 million on embedded derivatives relating to North Sea gas contracts, and was after an impairment charge of $112 million related to the cancellation of the DF1 project in Scotland. The result for the second quarter of 2006 included net disposal gains of $330 million and fair value gains on embedded derivatives of $149 million.

Reported production for the quarter was 2,517 mboe/d for subsidiaries and 1,287 mboe/d for equity-accounted entities, compared with 2,686 mboe/d and 1,332 mboe/d respectively in the second quarter of 2006. For subsidiaries, the decrease primarily reflects the effect of disposals and entitlement changes in our production-sharing agreements. For equity-accounted entities, the decrease primarily reflects the effect of disposals.

The profit before interest and tax of $12,948 million for the half year represented a decrease of 12% over the same period of the previous year. This included inventory holding gains of $12 million in the first half of 2007 compared with inventory holding losses of $6 million in the first half of 2006. This result was impacted by lower oil and gas realizations, decreasing the result by around $700 million, as well as lower reported volumes, decreasing the result by around $700 million and higher costs of around $1,400 million, reflecting sector-specific inflation, increased integrity spend and higher depreciation charges. The half-year 2007 result included net disposal gains of $815 million and net fair value gains on embedded derivatives of $444 million and was after an impairment charge of $112 million. The first half of 2006 included net disposal gains of $339 million and was after net fair value losses on embedded derivatives of $246 million.

Reported production for the half year was 2,588 mboe/d for subsidiaries and 1,269 mboe/d for equity-accounted entities compared with 2,706 mboe/d and 1,320 mboe/d respectively in the first half of 2006. The decrease for subsidiaries primarily reflects the effect of disposals and entitlement changes in our production-sharing agreements. For equity-accounted entities, the decrease primarily reflects the effect of disposals.

During the quarter, we had first production from the Rosa project in Angola, where BP holds a 16.67% working interest. Also in Angola, we made our 14th discovery in Block 31 (Cordelia). Additionally, we announced the Isabela discovery in the deepwater Gulf of Mexico.

In May, we signed agreements with Occidental Petroleum Corporation to dispose of our 100% interest in the West Texas pipeline system and our interests in non-core Permian assets in the US. In exchange, BP acquired a 42% interest in the Badin field in Pakistan and a 33 1/3% interest in Horn Mountain in the deepwater Gulf of Mexico and received a cash payment. Separately, in April, we divested our interest in the Entrada field in the Gulf of Mexico and in June we divested some of our interests in the Kaybob field in Alberta, Canada.

During the quarter, we also announced a major exploration and production agreement with Libya’s National Oil Company, a memorandum of understanding to establish a global strategic alliance with Gazprom and TNK-BP and the proposed divestment of TNK-BP’s interests in the Kovytka gas project.

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BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Continued)

REFINING AND MARKETING

	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

$ million
Sales and other operating revenues from continuing operations	63,960	63,373	117,079	117,910
Profit (loss) before interest and tax(a)	3,981	3,492	5,110	5,530

By region:
UK	1,028	166	964	11
Rest of Europe	1,029	785	1,510	1,471
US	1,631	2,026	1,920	2,854
Rest of World	293	515	716	1,194

	3,981	3,492	5,110	5,530

Refinery throughputs (mb/d)
UK	123	162	136	137
Rest of Europe	700	671	670	655
US	996	1,200	1,074	1,088
Rest of World	309	256	300	276

Total throughput	2,128	2,289	2,180	2,156

Refining availability (%)(b)	82.7	86.4	82.2	83.1

Oil sales volumes (mb/d)
Refined products
UK	343	354	339	350
Rest of Europe	1,271	1,311	1,258	1,313
US	1,579	1,631	1,571	1,615
Rest of World	615	579	620	573

Total marketing sales	3,808	3,875	3,788	3,851
Trading/supply sales	1,867	1,682	1,947	1,943

Total refined product sales	5,675	5,557	5,735	5,794
Crude oil	2,161	1,996	2,089	2,283

Total oil sales	7,836	7,553	7,824	8,077

Global Indicator Refining Margin ($/bbl)(c)
NWE	7.12	5.78	5.65	4.33
USGC	24.46	17.74	17.34	14.30
Midwest	26.05	14.75	16.89	9.82
USWC	22.71	21.27	22.46	16.25
Singapore	6.01	6.83	5.43	5.18
BP Average	16.66	12.59	13.07	9.44

Chemicals production (kte)
UK	246	298	251	601
Rest of Europe	655	741	701	1,583
US	1,047	816	1,062	1,605
Rest of World	1,497	1,728	1,509	3,415

Total production	3,445	3,583	3,523	7,204

(a)	Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.
(b)	Refining availability is defined as the ratio of units which are available for processing, regardless of whether they are actually being used, to total capacity. Where there is planned maintenance, such capacity is not regarded as being available. During 2006, there was planned maintenance of a substantial part of the Texas City refinery.
(c)	The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.

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BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Continued)

REFINING AND MARKETING (continued)

The changes in sales and other operating revenues are described in more detail below:

	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

$ million
Sale of crude oil through spot and term contracts	11,587	11,040	20,548	20,955
Marketing, spot and term sales of refined products	49,590	48,081	89,874	88,122
Other sales including non-oil and to other segments	2,783	4,252	6,657	8,833

	63,960	63,373	117,079	117,910

Mb/d
Sale of crude oil through spot term contracts	2,161	1,996	2,089	2,283
Marketing, spot and term sales of refined products	5,675	5,557	5,735	5,794

Sales and other operating revenues for the three months ended 30 June 2007 were $64 billion compared with $63 billion for the same period in the prior year. Marketing, spot and term sales of refined products increased by $2 billion due to higher volumes of around $2 billion and a positive foreign exchange impact of around $1 billion, partly offset by lower prices of $1 billion. Sales of crude oil through spot and term contracts increased by less than $1 billion due to higher volumes. Other sales decreased by $1 billion primarily due to lower volumes.

Sales and other operating revenues for the six months ended 30 June 2007 were $117 billion compared with $118 billion for the same period in the prior year. Marketing, spot and term sales of refined products increased by $2 billion due to a positive foreign exchange impact of $3 billion, partly offset by lower prices of around $1 billion. Sales of crude oil through spot and term contracts were broadly flat. Other sales decreased by around $2 billion due to lower volumes of around $3 billion, partly offset by a positive foreign exchange impact of around $1 billion.

The profit before interest and tax for the second quarter and half year was $3,981 million and $5,110 million respectively. This included inventory holding gains of $1,241 million and $1,532 million respectively. The results in the equivalent periods of 2006 were $3,492 million and $5,530 million respectively and included inventory holding gains of $1,136 million and $1,562 million.

The result for the second quarter of 2007 included disposal gains of $1,025 million primarily related to the sale of the Coryton refinery, which completed on 31 May 2007, and the sale of the US West Texas pipeline system to Occidental Petroleum Corporation, and was after an impairment charge of $258 million. The result for the second quarter of 2006 included net disposal gains of $147 million and was after an impairment charge of $35 million and a charge of $76 million in respect of a donation to the BP Foundation.

The result for the first half of 2007 included net disposal gains of $1,026 million and was after impairment and other charges of $488 million. The result for the first half of 2006 included net disposal gains of $711 million and was after a charge of $76 million in respect of a donation to the BP Foundation and an impairment charge of $35 million.

Compared with 2006, both the second quarter and half-year results benefited from significantly stronger refining margins (particularly in the US), partially offset by lower supply optimization benefits, which increased the result by around $100 million and $50 million respectively; marketing margins were also stronger, increasing the result by around $400 million and $650 million respectively. However, these benefits were more than offset by the impact of operational issues and scheduled turnarounds at a number of our refineries in the US, reducing the result by around $600 million and $650 million respectively. Compared with 2006, the second quarter and first half results reflect higher integrity management and refinery turnaround costs, decreasing the result by around $250 million and $450 million respectively.

Non-GAAP information on fair value accounting effects is set out on page 13.

Refining throughputs for the quarter and half year were 2,128 mb/d and 2,180 mb/d respectively, compared with 2,289 mb/d and 2,156 mb/d for the same periods last year. The lower throughputs were mainly due to the outages in our Mid West US refineries and were only partially offset by the benefits of the ongoing recommissioning at the Texas City refinery.

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BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Continued)

REFINING AND MARKETING (concluded)

Operational issues at the Whiting refinery in the US have limited the site’s throughput and ability to make low- sulphur gasoline from sour crude oil.  Repairs are ongoing and we expect to resume sour crude processing in the fourth quarter of 2007 and to restore the refinery to its full flexibility and crude capacity in the first half of 2008.

Marketing sales were 3,808 mb/d for the quarter and 3,788 mb/d for the half year, slightly lower than the comparative periods in the previous year, mainly due to divestments and lower European heating oil demand as a result of milder weather.

On 26 June 2007, BP, Associated British Foods and DuPont announced investment of $400 million in the construction of a world-scale bioethanol plant with expected annual production capacity of some 420 million litres from wheat feedstock, to be commissioned in late 2009. On 29 June 2007, BP announced a joint venture with D1 Oils plc, a UK-based global producer of biodiesel, for the development of jatropha as a new energy crop.

GAS, POWER AND RENEWABLES

	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

$ million
Sales and other operating revenues from continuing operations	5,403	6,091	11,016	12,644
Profit before interest and tax(a)	235	463	441	701

By region:
UK	(38)	188	10	116
Rest of Europe	(7)	(2)	–	5
US	124	257	148	425
Rest of World	156	20	283	155

	235	463	441	701

(a)	Profit from continuing operations and includes profit after interest and tax of equity-accounted entities.

The changes in sales and other operating revenues are explained below in more detail:

	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

$ million
Gas marketing sales	2,342	2,907	4,750	6,280
Other sales (including NGL marketing)	3,061	3,184	6,266	6,364

	5,403	6,091	11,016	12,644

Mb/d
Gas marketing sales volumes	3,476	3,897	3,496	3,922
Natural gas sales by Exploration and Production	4,731	4,813	4,992	4,899

Sales and other operating revenues for the three months ended 30 June 2007 were $5.4 billion compared with $6.1 billion for the same period in 2006. Gas marketing sales decreased by $0.6 billion reflecting price decreases of $0.3 billion and lower volumes of $0.3 billion. Other sales (including NGL marketing) decreased by $0.1 billion primarily due to lower prices.

Sales and other operating revenues for the six months ended 30 June 2007 were $11.0 billion compared with $12.6 billion for the same period in 2006. Gas marketing sales decreased by $1.5 billion reflecting price decreases of $0.8 billion and lower volumes of $0.7 billion. Other sales (including NGL marketing) decreased by $0.1 billion primarily due to lower volumes.

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BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Continued)

GAS, POWER AND RENEWABLES (concluded)

The profit before interest and tax for the second quarter was $235 million compared with $463 million a year ago. This included inventory holding gains of $45 million compared with $10 million in the second quarter of 2006. The result for the second quarter of 2007 included fair value losses of $23 million on embedded derivatives related to long-term gas contracts and was after an impairment charge of $15 million. The corresponding period in 2006 included net fair value gains on embedded derivatives of $107 million.

The profit before interest and tax for the first half of 2007 was $441 million compared with $701 million a year ago. The first half of 2007 included inventory holding gains of $45 million compared with an inventory holding loss of $53 million in the first half of 2006. The first half of 2007 included net disposal gains of $4 million was after net fair value losses on embedded derivatives of $16 million and an impairment charge of $15 million. The first half of 2006 included net fair value gains on embedded derivatives of $52 million.

The second quarter result decreased by 49% over the second quarter of 2006 and the first half result was also lower. The results for both periods were impacted by weaker contributions from the gas trading and marketing business, decreasing profit by around $100 million and $270 million respectively, higher expenditure in the Alternative Energy business, reducing the result by around $40 million and $60 million respectively and a negative impact in respect of fair value losses on embedded derivatives and impairment charges. However, the decreases in the first half of 2007 were partially offset by better operating performance in the NGL business in North America, increasing the result by around $65 million.

Non-GAAP information on fair value accounting effects is set out on page 13.

In May, BP and Rio Tinto announced the formation of a new jointly owned company, Hydrogen Energy, which will develop decarbonized energy projects around the world. The venture will initially focus on hydrogen-fuelled power generation, using fossil fuels and carbon capture and storage (CCS) technology to produce new large-scale supplies of clean electricity.

OTHER BUSINESSES AND CORPORATE

	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

$ million
Sales and other operating revenues from continuing operations	178	252	384	458

Profit (loss) before interest and tax(a)	(162)	(192)	(277)	(407)

(a)	Profit from continuing operations and includes profit (loss) after interest and tax of equity-accounted entities.

Other businesses and corporate comprises Finance, the group’s aluminium asset, interest income and costs relating to corporate activities.

The loss for the second quarter of 2007 was $162 million compared with $192 million in the second quarter of 2006. This included inventory holding gains of $2 million and $1 million respectively. The second quarter’s result includes a net fair value gain of $7 million on embedded derivatives and the second quarter of 2006 included a disposal gain of $21 million and net fair value gains on embedded derivatives of $5 million.

The loss for the first half of 2007 was $277 million compared with $407 million in the first half of 2006. This included inventory holding gains of $3 million in both periods. The first half of 2007 included net disposal gains of $31 million and net fair value gains on embedded derivatives of $10 million. The first half of 2006 included net disposal gains of $22 million and net fair value gains on embedded derivatives of $13 million.

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BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Continued)

Non-GAAP information on fair value accounting effects
BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products as well as certain contracts to supply physical volumes at future dates. Under IFRS, these inventories and contracts are recorded at historic cost and on an accruals basis respectively. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories and contracts are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement from the time the derivative commodity contract is entered into on a fair value basis using forward prices consistent with the contract maturity.

IFRS requires that inventory held for trading be recorded at its fair value using period end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.

The Gas, Power and Renewables business enters into contracts for pipelines and storage capacity which, under IFRS, are recorded on an accruals basis. These contracts are risk managed using a variety of derivative instruments which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.

The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference by comparing the IFRS result with management’s internal measure of performance, under which the inventory and the supply and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period. We believe that disclosing management’s estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impact of fair value accounting effects, relative to management’s internal measure of performance, is shown in the table below and is non-GAAP.

$ million	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

Refining and Marketing
Unrecognized gains (losses) brought forward from
previous period	750	406	157	283
Unrecognized (gains) losses carried forward	(446)	(336)	(446)	(336)

Favourable/(unfavourable) impact relative to
management’s measure of performance	304	70	(289)	(53)

Gas, Power and Renewables
Unrecognized gains (losses) brought forward from
previous period	124	226	155	123
Unrecognized (gains) losses carried forward	(198)	(376)	(198)	(376)

Favourable/(unfavourable) impact relative to
management’s measure of performance	(74)	(150)	(43)	(253)

By region
Refining and Marketing
UK	83	7	(98)	25
Rest of Europe	48	41	(117)	6
US	141	22	(78)	(76)
Rest of World	32	–	4	(8)

	304	70	(289)	(53)

Gas, Power and Renewables
UK	(4)	–	34	36
Rest of Europe	–	–	–	–
US	(71)	(147)	(77)	(264)
Rest of World	1	(3)	–	(25)

	(74)	(150)	(43)	(253)

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BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (Concluded)

Reconciliation of non-GAAP information

$ million	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

Refining and Marketing
Profit before interest and tax adjusted for fair value
accounting effects	3,677	3,422	5,399	5,583
Impact of fair value accounting effects	304	70	(289)	(53)

Profit before interest and tax	3,981	3,492	5,110	5,530

Gas, Power and Renewables
Profit before interest and tax adjusted for fair value
accounting effects	309	613	484	954
Impact of fair value accounting effects	(74)	(150)	(43)	(253)

Profit before interest and tax	235	463	441	701

FORWARD-LOOKING STATEMENTS

In order to utilize the ‘Safe Harbour’ provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement. The foregoing discussion contains certain forward-looking statements with respect to the financial condition, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements may generally, but not always, be identified by the use of words such as ‘will’, ‘expects’, ‘is expected to’, ‘should’, ‘may’, ‘objective’, ‘is likely to’, ‘intends’, ‘believes’, ‘plans’, ‘we see’ or similar expressions. In particular, among other statements, certain statements in Management’s Discussion and Analysis of Financial Condition and Results of Operations with regard to management aims and objectives, future capital expenditure, date or period(s) in which production is scheduled or expected to come on stream or a project or action is scheduled or expected to be completed, capacity of planned plants or facilities, and future cash flows and liquidity.By their nature, forward looking statements involve risk and uncertainty and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields on stream; industry product supply; demand and pricing; operational problems; general economic conditions (including inflation); political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; exchange rate fluctuations; development and use of new technology; the success or otherwise non-success of partnering; the actions of competitors; natural disasters and severe adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed in this report. In addition to factors set forth elsewhere in this report, those set out above are important factors, although not exhaustive, that may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. For more information you should refer to our Annual Report and Accounts 2006 and our 2006 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

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BP p.l.c. AND SUBSIDIARIES
GROUP INCOME STATEMENT

	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

	($ million, except per share amounts)
Sales and other operating revenues (Note 4)	71,872	72,132	133,179	135,420
Earnings from jointly controlled entities – after interest and tax	910	818	1,243	1,391
Earnings from associates – after interest and tax	173	114	336	229
Interest and other revenues	128	106	361	304

Total revenues	73,083	73,170	135,119	137,344
Gains on sale of businesses and fixed assets	1,309	541	1,989	1,138

Total revenues and other income	74,392	73,711	137,108	138,482
Purchases	49,983	50,427	92,643	94,246
Production and manufacturing expenses	6,276	5,376	12,028	10,593
Production and similar taxes (Note 5)	827	855	1,574	1,787
Depreciation, depletion and amortization	2,535	2,309	5,054	4,493
Impairment and losses on sale of businesses and fixed assets	455	79	678	102
Exploration expense	155	97	311	286
Distribution and administration expenses	3,565	3,516	7,022	6,612
Fair value (gain) loss on embedded derivatives	(283)	(261)	(438)	181

Profit before interest and taxation from continuing operations	10,879	11,313	18,236	20,182
Finance costs (Note 6)	251	153	515	344
Other finance income (Note 7)	(96)	(46)	(189)	(94)

Profit before taxation from continuing operations	10,724	11,206	17,910	19,932
Taxation	3,283	3,626	5,723	6,555

Profit from continuing operations	7,441	7,580	12,187	13,377
Profit (loss) from Innovene operations (Note 3)	–	78	–	(25)

Profit for the period(a)	7,441	7,658	12,187	13,352

Attributable to:
BP shareholders	7,376	7,581	12,040	13,204
Minority interest	65	77	147	148

	7,441	7,658	12,187	13,352

Earnings per ordinary share – cents(a) (Note 11)
Profit attributable to BP shareholders
Basic	38.37	37.49	62.43	64.89
Diluted	38.18	37.12	62.12	64.25

Profit from continuing operations attributable to BP shareholders
Basic	38.37	37.12	62.43	65.02
Diluted	38.18	36.74	62.12	64.37

Earnings per American Depositary share – cents(a)
Profit attributable to BP shareholders
Basic	230.22	224.94	374.58	389.34
Diluted	229.08	222.72	372.72	385.50

(a)	A summary of the material adjustments to profit for the period which would be required if generally accepted accounting principles in the United States had been applied instead of International Financial Reporting Standards is given in Note 13.

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BP p.l.c. AND SUBSIDIARIES
GROUP BALANCE SHEET

	30 June 2007	31 December 2006
	(Unaudited)

	($ million)
Non-current assets
Property, plant and equipment	95,193	90,999
Goodwill	11,055	10,780
Intangible assets	5,735	5,246
Investments in jointly controlled entities	15,088	15,074
Investments in associates	5,849	5,975
Other investments	1,657	1,697

Fixed assets	134,577	129,771
Loans	864	817
Other receivables	926	862
Derivative financial instruments	2,950	3,025
Prepayments and accrued income	1,075	1,034
Defined benefit pension plan surplus	7,298	6,753

	147,690	142,262

Current assets
Loans	163	141
Inventories	20,645	18,915
Trade and other receivables	39,847	38,692
Derivative financial instruments	7,234	10,373
Prepayments and accrued income	3,494	3,006
Current tax receivable	178	544
Cash and cash equivalents	2,643	2,590

	74,204	74,261
Assets classified as held for sale	–	1,078

	74,204	75,339

Total assets	221,894	217,601

Current liabilities
Trade and other payables	42,634	42,236
Derivative financial instruments	6,736	9,424
Accruals and deferred income	5,803	6,147
Finance debt	11,566	12,924
Current tax payable	4,637	2,635
Provisions	1,690	1,932

	73,066	75,298
Liabilities directly associated with the assets classified as held for sale	–	54

	73,066	75,352

Non-current liabilities
Other payables	1,240	1,430
Derivative financial instruments	3,888	4,203
Accruals and deferred income	1,001	961
Finance debt	12,188	11,086
Deferred tax liabilities	18,582	18,116
Provisions	13,070	11,712
Defined benefit pension plan and other post-retirement benefit plan deficits	9,436	9,276

	59,405	56,784

Total liabilities	132,471	132,136

Net assets	89,423	85,465

Equity
BP shareholders’ equity(a)	88,549	84,624
Minority interest	874	841

Total equity	89,423	85,465

(a)	A summary of the material adjustments to BP shareholders’ equity which would be required if generally accepted accounting principles in the United States had been applied instead of International Financial Reporting Standards is given in Note 13.

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BP p.l.c. AND SUBSIDIARIES
GROUP STATEMENT OF RECOGNIZED INCOME AND EXPENSE

	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

	($ million)
Currency translation differences	621	309	795	462
Exchange gain on translation of foreign operations transferred to gain on sale of businesses and fixed assets	(128)	–	(147)	–
Available–for–sale investments marked to market	6	(44)	(103)	153
Available–for–sale investments – recycled to the
income statement	–	(79)	–	(425)
Cash flow hedges marked to market	13	230	41	287
Cash flow hedges – recycled to the income statement	(21)	19	(81)	76
Cash flow hedges – recylced to the balance sheet	–	–	(7)	–
Taxation	105	(15)	28	46

Net income (expense) recognized directly in equity	596	420	526	599
Profit for the period	7,441	7,658	12,187	13,352

Total recognized income and expense for the period	8,037	8,078	12,713	13,951

Attributable to:
BP shareholders	7,967	8,001	12,545	13,803
Minority interest	70	77	168	148

	8,037	8,078	12,713	13,951

MOVEMENT IN BP SHAREHOLDERS’ EQUITY

(Unaudited)
($ million)

At 31 December 2006	84,624
Profit for the period	12,040
Distribution to shareholders	(3,984)
Currency translation differences (net of tax)	574
Exchange gain on translation of foreign operations
transferred to gain on sale (net of tax)	(147)
Share–based payments (net of tax)	616
Repurchase of ordinary share capital	(4,993)
Available–for–sale investments (net of tax)	(136)
Cash flow hedges (net of tax)	(16)
Other	(29)

At 30 June 2007	88,549

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BP p.l.c. AND SUBSIDIARIES
GROUP CASH FLOW STATEMENT

		Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
		2007	2006	2007	2006

		($ million)
	Operating activities
	Profit before taxation from continuing operations	10,724	11,206	17,910	19,932
	Adjustments to reconcile profits before tax to net cash provided by operating activities:
	Exploration expenditure written off	60	13	115	127
	Depreciation, depletion and amortization	2,535	2,309	5,054	4,493
	Impairment and (gain) loss on sale of businesses and fixed assets	(854)	(462)	(1,311)	(1,036)
	Earnings from jointly controlled entities and associates	(1,083)	(932)	(1,579)	(1,620)
	Dividends received from jointly controlled entities and associates	813	268	1,042	1,279
	Working capital and other movements	(6,109)	(3,253)	(7,167)	(5,103)

	Net cash provided by operating activities(a)	6,086	9,149	14,064	18,072

	Investing activities
	Capital expenditure	(4,334)	(3,412)	(7,979)	(6,707)
	Acquisitions, net of cash acquired	(111)	–	(1,198)	–
	Investment in jointly controlled entities	(12)	(26)	(21)	(26)
	Investment in associates	(65)	(151)	(109)	(308)
	Proceeds from disposal of fixed assets	836	1,899	1,146	2,383
	Proceeds from disposal of businesses, net of cash disposed	1,905	90	2,513	256
	Proceeds from loan repayments	33	58	78	130
	Other	374	–	374	–

	Net cash used in investing activities	(1,374)	(1,542)	(5,196)	(4,272)

	Financing activities
	Net repurchase of shares	(1,918)	(4,411)	(4,320)	(8,272)
	Proceeds from long-term financing	1,513	514	2,871	910
	Repayments of long-term financing	(93)	(720)	(1,227)	(785)
	Net increase (decrease) in short-term debt	(1,499)	941	(2,057)	231
Dividends paid	– BP shareholders	(1,983)	(1,894)	(3,984)	(3,816)
	– Minority interest	(71)	(88)	(135)	(154)

	Net cash used in financing activities	(4,051)	(5,658)	(8,852)	(11,886)

	Currency translation differences relating to cash and cash equivalents	26	(36)	37	(22)

	Increase (decrease) in cash and cash equivalents	687	1,913	53	1,892
	Cash and cash equivalents at beginning of period	1,956	2,939	2,590	2,960

	Cash and cash equivalents at end of period	2,643	4,852	2,643	4,852

(a)	Operating cash flow is calculated from the starting point of profit before taxation which includes inventory holding gains and losses. Operating cash flow also reflects working capital movements including inventories, trade and other receivables and trade and other payables. The carrying value of these working capital items will change for various reasons, including movements in oil, gas and products prices.

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BP p.l.c. AND SUBSIDIARIES
GROUP CASH FLOW STATEMENT (Concluded)

	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

	($ million)
Working capital and other movements
Interest receivable	(93)	(122)	(188)	(252)
Interest received	103	145	188	291
Finance costs	251	153	515	344
Interest paid	(335)	(351)	(668)	(661)
Other finance income	(96)	(46)	(189)	(94)
Share-based payments	107	122	182	205
Net operating charge for pensions and other post-retirement benefits, less contributions	(31)	(47)	(118)	(97)
Net charge for provisions, less payments	(257)	(284)	(414)	(491)
(Increase) decrease in inventories	(683)	(2,351)	(1,331)	(1,343)
(Increase) decrease in other current and non-current assets	(621)	2,008	2,518	2,343
Increase (decrease) in other current and non-current liabilities	(2,429)	135	(4,429)	28
Income taxes paid	(2,025)	(2,615)	(3,233)	(5,376)

	(6,109)	(3,253)	(7,167)	(5,103)

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Basis of preparation

The interim financial information included in this Form 6-K has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.

The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. All such adjustments are of a normal recurring nature. The interim financial statements and notes included in this Report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2006 included in BP’s Annual Report on Form 20-F filed with the Securities and Exchange Commission.

BP prepares its Annual Report and Accounts on the basis of International Financial Reporting Standards (IFRS) as adopted for use by the European Union (EU). The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing the Annual Report and Accounts 2007, which do not differ significantly from those used in the Annual Report and Accounts 2006.

The impact of recently issued accounting standards and interpretations is described below.

Adopted for 2007

In August 2005, the International Accounting Standards Board (IASB) issued IFRS 7 ‘Financial Instruments – Disclosures’ which is effective for annual periods beginning on or after 1 January 2007. Under IFRS7 the group is required to disclose information about its financial instruments, their significance and the nature and extent of risks to which they give rise. More specifically, the group is required to make specified minimum disclosures about credit risk, liquidity risk and market risk. In response to this new standard the group expects to make some changes to the disclosures it provides on financial instruments in its Annual Report on Form 20-F 2007. There will be no effect on the group’s reported income or net assets.

Also in August 2005, ‘IAS 1 Amendment – Presentation of Financial Statements: Capital Disclosures’ was issued by the IASB, which requires disclosures of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and the consequences of any non-compliance. This amendment is effective for annual periods beginning on or after 1 January 2007 and the disclosures will be included in the Annual Report and Accounts 2007. There will be no effect on the group’s reported income or net assets.

The group has also adopted two International Financial Reporting Interpretations Committee (IFRIC) interpretations with effect from 1 January 2007:

IFRIC 10 – ‘Interim Financial Reporting and Impairment’ prohibits the reversal of an impairment loss relating to goodwill or certain financial assets made in an earlier interim period in the same annual period.

IFRIC 11 – ‘IFRS 2 – Group and Treasury Share Transactions’ deals with share-based payment arrangements within a group and share-based payment arrangements satisfied by using treasury shares.

There was no effect on the group’s reported income or net assets as a result of adopting these two interpretations.

Not yet adopted

The following pronouncements from the IASB will become effective for future financial reporting periods and have not yet been adopted by the group.

IFRS 8 ‘Operating Segments’ was issued in October 2006 and defines operating segments as components of an entity about which separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The new standard sets out the required disclosures for operating segments and is effective for annual periods beginning on or after 1 January 2009. IFRS 8 has not yet been adopted by the EU. BP has not yet completed its evaluation of the impact on its disclosures of adopting IFRS 8.

There are three further IFRIC interpretations in issue, which are not yet effective and have not yet been adopted by the EU.

IFRIC 12 ‘Service Concession Arrangements’ gives guidance on the accounting by operators for public-to-private service concession arrangements. BP has not yet completed its evaluation of the impact of adopting this interpretation. This interpretation is effective for annual periods beginning on or after 1 January 2008.

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

IFRIC 13 ‘Customer Loyalty Programmes’ addresses accounting by entities that grant loyalty award credits, e.g. “points” or “travel miles”, to customers who buy other goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services (“awards”) to customers who redeem award credits. They may fulfil their obligations by supplying awards themselves or engaging a third party to do so. The interpretation requires entities to allocate some of the proceeds of the initial sale to the award credits and recognise these proceeds as revenue only when they have fulfilled their obligations. BP has not yet completed its evaluation of the impact of adopting this interpretation, which is effective for annual periods beginning on or after 1 July 2008.

IFRIC 14 ‘IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements, and their Interaction’. IAS 19 ‘Retirement Benefits’ limits the measurement of a defined benefit asset to ‘the present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan’ plus unrecognised gains and losses. Minimum funding requirements exist in many countries to improve the security of the post-employment benefit promise made to members of an employee benefit plan. Such requirements normally stipulate a minimum amount or level of contributions that must be made to a plan over a given period. Therefore, a minimum funding requirement may limit the ability of the entity to reduce future contributions. BP has not yet completed its evaluation of the impact of adopting this interpretation, which is effective for annual periods beginning on or after 1 January 2008.

Note 2 – Changes to comparatives

In 2005 the basis of accounting for over-the-counter forward sale and purchase contracts for oil, natural gas, NGLs and power was changed. Certain transactions are now reported on a net basis in sales and other operating revenues, whereas previously they had been reported gross in sales and purchases. This change, while reducing sales and other operating revenues and purchases, had no impact on reported profit, profit per ordinary share, cash flow or the balance sheet.

During 2006, as part of a continuous process to review how individual contracts are accounted for, certain other minor adjustments were identified that should have been reflected in the restatement from gross to net presentation. Though these adjustments are not significant to the group income statement, the amendment has been made to bring the comparatives onto a consistent basis. The comparative figures have been amended to reflect these items as set out below.

	Amended		Reported

	Three months ended 30 June 2006	Six months ended 30 June 2006	Three months ended 30 June 2006	Six months ended 30 June 2006

	(Unaudited)
	($ million)
Sales and other operating revenues
Exploration and Production	13,495	27,413	13,495	27,413
Refining and Marketing	63,373	117,910	64,025	119,905
Gas, Power and Renewables	6,091	12,644	5,735	12,714
Other businesses and corporate	252	458	252	458

Sales by continuing operations	83,211	158,425	83,507	160,490
Less: sales between businesses	11,079	23,005	11,079	23,005

Third party sales of continuing operations	72,132	135,420	72,428	137,485

Purchases	50,427	94,246	50,723	96,311

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 – Sale of Olefins and Derivatives business

The sale of Innovene, BP’s olefins, derivatives and refining group, to INEOS, was completed on 16 December 2005. The second quarter and first half of 2006 include a loss on remeasurement to fair value of $88 million and $184 million respectively.

	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

	($ million)
Loss recognized on the remeasurement to fair value	–	(88)	–	(184)
Taxation
Related to profit before tax	–	166	–	166
Related to remeasurement to fair value	–	–	–	(7)

Profit (loss) from Innovene operations	–	78	–	(25)

Earnings (loss) per share from Innovene operations – cents
Basic	–	0.37	–	(0.13)
Diluted	–	0.38	–	(0.12)

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4 – Sales and other operating revenues

	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

	($ million)
By business
Exploration and Production	12,747	13,495	24,966	27,413
Refining and Marketing	63,960	63,373	117,079	117,910
Gas, Power and Renewables	5,403	6,091	11,016	12,644
Other businesses and corporate	178	252	384	458

Sales by continuing operations	82,288	83,211	153,445	158,425
Less: sales between businesses	10,416	11,079	20,266	23,005

Total third party sales	71,872	72,132	133,179	135,420

By geographical area
UK	27,713	26,300	51,768	54,033
Rest of Europe	19,064	19,406	35,652	37,780
US	26,825	27,054	49,859	49,120
Rest of World	18,273	19,067	35,117	37,442

Sales by continuing operations	91,875	91,827	172,396	178,375
Less: sales between areas	20,003	19,695	39,217	42,955

Total third party sales	71,872	72,132	133,179	135,420

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5 – Profits before interest and taxation is after charging:
	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

	($ million)
Production and similar taxes
UK	–	72	67	307
Overseas	827	783	1,507	1,480

	827	855	1,574	1,787

Note 6 – Finance costs
Interest payable	345	285	692	578
Capitalized	(94)	(132)	(177)	(234)

	251	153	515	344

Note 7 – Other finance income
Interest on pension and other post-retirement benefit plan liabilities	546	484	1,084	955
Expected return on pension and other post-retirement benefit plan assets	(708)	(599)	(1,406)	(1,181)

Interest net of expected return on plan assets	(162)	(115)	(322)	(226)
Unwinding of discount on provisions	66	61	133	115
Unwinding of discount on deferred consideration for acquisition of investment in TNK-BP	–	8	–	17

	(96)	(46)	(189)	(94)

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8 – Analysis of changes in net debt

	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

	($ million)
Opening balance
Finance debt	23,728	18,679	24,010	19,162
Less: Cash and cash equivalents	1,956	2,939	2,590	2,960

Opening net debt	21,772	15,740	21,420	16,202

Closing balance
Finance debt	23,754	19,286	23,754	19,286
Less: Cash and cash equivalents	2,643	4,852	2,643	4,852

Closing net debt	21,111	14,434	21,111	14,434

Decrease (increase) in net debt	661	1,306	309	1,768

Movement in cash and cash equivalents (excluding exchange adjustments)	661	1,949	16	1,914
Net cash outflow (inflow) from financing (excluding share capital)	79	(734)	413	(355)
Fair value hedge adjustment	(51)	60	(81)	142
Other movements	(13)	26	(24)	58

Movement in net debt before exchange effects	676	1,301	324	1,759
Exchange adjustments	(15)	5	(15)	9

Decrease (increase) in net debt	661	1,306	309	1,768

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9 – TNK-BP financial information

	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

Income statement (BP share)	($ million)
Profit before interest and tax	1,016	1,084	1,372	1,936
Interest expense*	(64)	(45)	(125)	(88)
Taxation	(188)	(348)	(291)	(698)
Minority interest	(78)	(46)	(108)	(87)

Net income	686	645	848	1,063

Excludes unwinding of discount on deferred consideration	–	8	–	17

Cash flow
Dividends received(a)	500	–	500	771

	30 June 2007 (Unaudited)	31 December 2006

Balance Sheet

Investments in jointly controlled entities	8,193	8,353

(a)	Six months ended 30 June 2006 includes $771 million declared in fourth quarter 2005.

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10 – Business and geographical analysis

By business	Exploration and Production	Refining and Marketing	Gas, Power and Renewables	Other businesses and corporate	Consolidation adjustment and eliminations	Total group	Innovene (Note 3)	Total continuing operations
	(Unaudited)

	($ million)
Three months ended 30 June 2007
Sales and other operating revenues
- segment revenues	12,747	63,960	5,403	178	(10,416)	71,872	–	71,872
Less: sales between businesses	(9,188)	(585)	(643)	–	10,416	–	–	–

Third party sales	3,559	63,375	4,760	178	–	71,872	–	71,872

Equity-accounted income	872	159	52	–	–	1,083	–	1,083

Profit (loss) before interest and tax	6,894	3,981	235	(162)	(69)	10,879	–	10,879

Capital expenditure and acquisitions	3,630	858	141	67	–	4,696	–	4,696

Three months ended 30 June 2006
Sales and other operating revenues
- segment revenues	13,495	63,373	6,091	252	(11,079)	72,132	–	72,132
Less: sales between businesses	(9,107)	(932)	(1,040)	–	11,079	–	–	–

Third party sales	4,388	62,441	5,051	252	–	72,132	–	72,132

Equity-accounted income	809	77	45	1	–	932	–	932

Profit (loss) before interest and tax	7,827	3,492	463	(280)	(277)	11,225	88	11,313

Capital expenditure and acquisitions	2,984	545	64	119	–	3,712	–	3,712

Back to Contents

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10 – Business and geographical analysis (continued)

By business	Exploration and Production	Refining and Marketing	Gas, Power and Renewables	Other businesses and corporate	Consolidation adjustment and eliminations	Total group	Innovene (Note 3)	Total continuing operations
	(Unaudited)

	($ million)
Six months ended 30 June 2007
Sales and other operating revenues
- segment revenues	24,966	117,079	11,016	384	(20,266)	133,179	–	133,179

Less: sales between businesses	(17,397)	(1,449)	(1,420)	–	20,266	–	–	–

Third party sales	7,569	115,630	9,596	384	–	133,179	–	133,179

Equity-accounted income	1,201	289	89	–	–	1,579	–	1,579

Profit (loss) before interest and tax	12,948	5,110	441	(277)	14	18,236	–	18,236

Capital expenditure and acquisitions	6,626	2,490	204	136	–	9,456	–	9,456

Six months ended 30 June 2006
Sales and other operating revenues
- segment revenues	27,413	117,910	12,644	458	(23,005)	135,420	–	135,420

Less: sales between businesses	(18,247)	(2,443)	(2,315)	–	23,005	–	–	–

Third party sales	9,166	115,467	10,329	458	–	135,420	–	135,420

Equity-accounted income	1,406	149	66	(1)	–	1,620	–	1,620

Profit (loss) before interest and tax	14,643	5,530	701	(591)	(285)	19,998	184	20,182

Capital expenditure and acquisitions	5,684	1,036	104	146	–	6,970	–	6,970

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10 – Business and geographical analysis (concluded)

By geographical area	UK	Rest of Europe	US	Rest of World	Sales between areas	Total

	(Unaudited)
	($ million)
Three months ended 30 June 2007
Sales and other operating revenues	27,713	19,064	26,825	18,273	(20,003)	71,872

Equity-accounted income	2	30	48	1,003	–	1,083

Profit (loss) before interest and tax	2,080	1,213	3,622	3,964	–	10,879

Capital expenditure and acquisitions	322	377	1,985	2,012	–	4,696

Three months ended 30 June 2006
Sales and other operating revenues	26,300	19,406	27,054	19,067	(19,695)	72,132

Equity-accounted income	5	4	31	892	–	932

Profit (loss) before interest and tax
-continuing operations	2,148	1,059	4,217	3,889	–	11,313
-Innovene operations (Note 3)	(90)	(40)	(6)	48	–	(88)

	2,058	1,019	4,211	3,937	–	11,225

Capital expenditure and acquisitions	372	182	1,554	1,604	–	3,712

Six months ended 30 June 2007
Sales and other operating revenues	51,768	35,652	49,859	35,117	(39,217)	133,179

Equity-accounted income	3	45	72	1,459	–	1,579

Profit (loss) before interest and tax	3,078	2,458	5,554	7,146	–	18,236

Capital expenditure and acquisitions	658	1,683	3,372	3,743	–	9,456

Six months ended 30 June 2006
Sales and other operating revenues	54,033	37,780	49,120	37,442	(42,955)	135,420

Equity-accounted income	–	6	48	1,566	–	1,620

Profit (loss) before interest and tax
-continuing operations	2,920	2,054	7,462	7,746	–	20,182
-Innovene operations (Note 3)	(145)	(61)	1	21	–	(184)

	2,775	1,993	7,463	7,767	–	19,998

Capital expenditure and acquisitions	635	321	2,861	3,153	–	6,970

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11 – Earnings per share

Basic earnings per ordinary share amounts are calculated by dividing the profit for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The average number of shares outstanding excludes treasury shares and the shares held by the Employee Share Ownership Plans.

For the diluted earnings per share calculation, the profit attributable to ordinary shareholders is adjusted for the unwinding of the discount on the deferred consideration for the acquisition of our interest in TNK-BP. The weighted average number of shares outstanding during the period is adjusted for the number of shares to be issued for the deferred consideration for the acquisition of our interest in TNK-BP and the number of shares that would be issued on conversion of outstanding share options into ordinary shares using the treasury stock method.

	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

	($ million)
Profit for the period attributable to BP shareholders
Continuing operations	7,376	7,503	12,040	13,229
Discontinued operations	–	78	–	(25)

	7,376	7,581	12,040	13,204
Unwinding of discount on deferred consideration for acquisition of investment in TNK-BP (net of tax)	–	6	–	12

Diluted profit for the period attributable to BP shareholders	7,376	7,587	12,040	13,216

	(shares thousands)
Weighted average number of ordinary shares	19,186,461	20,171,546	19,284,938	20,345,750
Ordinary shares issuable under employee share schemes	80,405	117,712	94,366	111,147
Ordinary shares issuable as consideration for BP’s interest in the TNK-BP joint venture	–	107,326	–	111,804

	19,266,866	20,396,584	19,379,304	20,568,701

Earnings (loss) per share for the discontinued operations is derived from the net profit (loss) attributable to ordinary shareholders from discontinued operations of $78 million profit and $25 million loss for the three months and six months ended 30 June 2006 respectively, divided by the weighted average number of ordinary shares for both basic and diluted amounts as shown above. There is no profit (loss) attributable to ordinary shareholders from discontinued operations for the three months and six months ended 30 June 2006.

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12 – Pension and other post-retirement benefits

	Three months ended 30 June 2007
	(Unaudited)

	UK	US	Other	Total

	($ million)
Current service cost	122	67	33	222
Past service cost	–	–	–	–
Settlement, curtailment and special termination benefits	7	–	–	7
Payments to defined contribution plans	–	44	5	49

Total operating charge	129	111	38	278

Expected return on plan assets	(514)	(152)	(42)	(708)
Interest on plan liabilities	297	152	97	546

Interest net of expected return on plan assets	(217)	–	55	(162)

	Three months ended 30 June 2006
	(Unaudited)

	UK	US	Other	Total

	($ million)
Current service cost	108	64	33	205
Past service cost	–	–	10	10
Settlement, curtailment and special termination benefits	13	–	2	15
Payments to defined contribution plans	–	39	4	43

Total operating charge	121	103	49	273

Expected return on plan assets	(424)	(142)	(33)	(599)
Interest on plan liabilities	250	153	81	484

Interest net of expected return on plan assets	(174)	11	48	(115)

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12 – Pension and other post-retirement benefits (concluded)

	Six months ended 30 June 2007
	(Unaudited)

	UK	US	Other	Total

	($ million)
Current service cost	241	135	63	439
Past service cost	–	–	–	–
Settlement, curtailment and special termination benefits	13	–	–	13
Payments to defined contribution plans	–	101	10	111

Total operating charge	254	236	73	563

Expected return on plan assets	(1,020)	(306)	(80)	(1,406)
Interest on plan liabilities	589	306	189	1,084

Interest net of expected return on plan assets	(431)	–	109	(322)

	Six months ended 30 June 2006
	(Unaudited)

	UK	US	Other	Total

	($ million)
Current service cost	211	129	66	406
Past service cost	–	–	10	10
Settlement, curtailment and special termination benefits	23	–	5	28
Payments to defined contribution plans	–	92	9	101

Total operating charge	234	221	90	545

Expected return on plan assets	(832)	(283)	(66)	(1,181)
Interest on plan liabilities	490	305	160	955

Interest net of expected return on plan assets	(342)	22	94	(226)

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13 – US generally accepted accounting principles

The consolidated financial statements of the BP group are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use by the EU, which differ in certain respects from US generally accepted accounting principles (US GAAP). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the International Accounting Standards Board (IASB). However, the consolidated financial statements for the periods presented would be no different had the group applied IFRS as issued by the IASB.

The following is a summary of the adjustments to profit for the period attributable to BP shareholders and to BP shareholders’ equity which would be required if US GAAP had been applied instead of IFRS.

Profit for the period

	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

	($ million)
Profit as reported to accord with IFRS	7,376	7,581	12,040	13,204

Adjustments
Provisions (i)	11	11	(13)	15
Oil and natural gas reserves differences (ii)	(53)	(187)	(31)	(205)
Goodwill and intangible assets (iii)	(3)	18	(3)	18
Derivative financial instruments (iv)	2	88	(38)	129
Inventory valuation (v)	31	(10)	2	129
Gain arising on asset exchange (vi)	(3)	(2)	(6)	(6)
Pensions and other post-retirement benefits (vii)	(195)	(201)	(382)	(406)
Impairments (viii)	(37)	(132)	(125)	(132)
Equity-accounted investments (ix)	(30)	(32)	(47)	(59)
Consolidation of variable interest entities (x)	1	(3)	19	(6)
Share-based payments (xi)	26	51	38	46
Income taxes (xii)	(282)	(68)	(259)	(127)
Other	2	4	4	2

Profit for the period as adjusted to accord with US GAAP	6,846	7,118	11,199	12,602
Dividend requirements on preference shares	1	1	1	1

Profit for the period attributable to ordinary shares as adjusted to accord with US GAAP	6,845	7,117	11,198	12,601

Per ordinary share – cents
Basic	35.61	35.21	58.07	61.93
Diluted	35.43	34.86	57.78	61.32
Per American depositary share – cents(a)
Basic	213.66	211.26	348.42	371.58
Diluted	212.58	209.16	346.68	367.92

(a)	One American depositary share is equivalent to six ordinary shares.

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13 – US generally accepted accounting principles (continued)

BP shareholders’ equity

	At 30 June 2007	At 31 December 2006
	(Unaudited)

	($ million)

BP shareholders’ equity as reported to accord with IFRS	88,549	84,624

Adjustments
Provisions (i)	49	63
Oil and natural gas reserves differences (ii)	(233)	(202)
Goodwill and intangible assets (iii)	257	248
Derivative financial instruments (iv)	190	202
Inventory valuation (v)	(3)	(5)
Gain arising on asset exchange (vi)	223	229
Impairments (viii)	(117)	2
Equity-accounted investments (ix)	(207)	(160)
Consolidation of variable interest entities (x)	14	(5)
Share-based payments (xi)	(259)	(254)
Income taxes (xii)	1,512	1,801
Commitment for repurchase of ordinary shares (xiii)	495	–
Other	(22)	(26)

BP shareholders’ equity as adjusted to accord with US GAAP	90,448	86,517

Comprehensive income

The components of comprehensive income, net of related tax, are as follows:

	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

	($ million)
Profit for the period as adjusted to accord with US GAAP	6,846	7,118	11,199	12,602
Currency translation differences, net of tax benefit (expense) of $(182), $(28), $(199) and $11	318	304	448	602
Investments
Unrealized gains, net of tax benefit (expense) of $(21), $16, $(33), and $(58)	39	(28)	61	95
Unrealized losses, net of tax benefit (expense) of $nil, $nil, $nil, and $nil	(54)	–	(197)	–
Less: reclassification adjustment for gains included in net income, net of tax benefit (expense) of $nil, $28, $nil, and $125	–	(51)	–	(300)
Unrealized gains (losses) on cash flow hedges, net of tax benefit (expense) of $11, $(59), $11, and $(84)	(4)	97	10	139
Pensions and other post-retirement benefits, net of tax benefit (expense) of $(80), $nil, $(165) and $nil	195	–	382	–

Comprehensive income	7,340	7,440	11,903	13,138

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13 – US generally accepted accounting principles (continued)

Accumulated other comprehensive income

	At 30 June 2007	At 31 December 2006
	(Unaudited)

	($ million)
Currency translation differences	3,764	3,320
Net unrealized gains on investments	250	386
Unrealized losses on cash flow hedges	(19)	(29)
Pensions and other post-retirement benefits	(1,001)	(1,383)

Accumulated other comprehensive income	2,994	2,294

Consolidated statement of cash flows

The group’s financial statements include a consolidated cash flow statement in accordance with IAS 7 ‘Cash Flow Statements’. The statement prepared under IAS 7 presents substantially the same information as that required under SFAS No. 95 ‘Statement of Cash Flows’; however, as permitted under IAS 7, the group includes payments in respect of capitalized interest in operating activities. Under SFAS 95, these payments are treated as investing activities.

The adjustments to the group’s cash flow statement for the period to accord with US GAAP are summarized below:

Increase (decrease) in caption heading	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

	($ million)
Net cash provided by operating activities	94	132	177	234
Net cash provided by (used in) investing activities	(94)	(132)	(177)	(234)
Increase (decrease) in cash and cash equivalents	–	–	–	–

The principal differences between IFRS and US GAAP for BP group reporting relate to the following:

(i) Provisions

Under IFRS, provisions for decommissioning and environmental liabilities are estimated using costs based on current prices and discounted using rates that take into consideration the time value of money and risks inherent in the liability. The periodic unwinding of the discount is included in other finance expense. Similarly, the effect of a change in the discount rate is included in other finance expense in connection with all provisions other than decommissioning liabilities. Adjustments to the decommissioning liabilities, associated with changes to the future cash flow assumptions or changes in the discount rate, are reflected as increases or decreases to the corresponding item of property, plant and equipment and depreciated prospectively over the asset’s remaining useful life.

Under US GAAP, decommissioning liabilities are measured based on estimated fair value. Estimated fair value is measured using the expected cash flow approach discounted using a credit-adjusted risk-free rate. The unwinding of the discount is included in operating profit for the period. Unlike IFRS, subsequent changes to the discount rate do not impact the carrying value of the asset or liability. Subsequent changes to the estimates of the timing or amount of future cash flows, resulting in an increase to the asset and liability, are remeasured using updated assumptions related to the credit-adjusted risk-free rate.

In addition, the use of different oil and natural gas reserves volumes between US GAAP and IFRS until 1 October 2006 (see note (ii) Oil and natural gas reserves differences) resulted in different field lives and hence differences in the manner in which the subsequent unwinding of the discount and the depreciation of the corresponding assets associated with decommissioning provisions were recognized.

Under US GAAP, environmental liabilities are discounted only where the timing and amounts of payments are fixed and reliably determinable.

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13 – US generally accepted accounting principles (continued)

Under IFRS, an expected loss is recognized immediately as a provision for an executory contract if the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Under US GAAP, an expected loss can only be recognized if the contract is within the scope of authoritative literature that specifically provides for such accruals. The group has recognized losses under IFRS on certain sales contracts with fixed-price ceilings which do not meet loss recognition criteria under US GAAP.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

	($ million)
Production and manufacturing expenses and depreciation, depletion and amortization	41	53	123	87
Distribution and administration expenses	3	–	26	–
Other finance income	(66)	(61)	(133)	(115)
Taxation	11	(3)	(3)	13
Profit for the period	11	11	(13)	15

	At 30 June 2007	At 31 December 2006
	(Unaudited)

	($ million)
Property, plant and equipment	(1,840)	(2,065)
Provisions	(1,943)	(2,184)
Deferred tax liabilities	54	56
BP shareholders’ equity	49	63

The following data summarizes the movements in the asset retirement obligations, as adjusted to accord with US GAAP, for the six months ended 30 June 2007.

(Unaudited)
($ million)
At 1 January 2007	6,037
Exchange adjustments	3
New provisions	259
Adjustment to provisions	1,326
Unwinding of discount	175
Utilized/deleted	(155)

At 30 June 2007	7,645

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13 – US generally accepted accounting principles (continued)

(ii) Oil and natural gas reserves differences

The group’s past practice was to use the UK accounting rules contained in the Statement of Recommended Practice ‘Accounting for Oil and Gas Exploration, Development, Production and Decommissioning Activities’ (SORP) for estimating oil and natural gas reserves for accounting and reporting purposes. These rules are different in certain respects from the corresponding SEC rules. In particular, the SEC requires the use of year-end prices, whereas under SORP the group used long-term planning prices. The consequential difference in reserves volumes resulted in different charges for depreciation, depletion and amortization (DD&A) between IFRS and US GAAP.

At the end of 2006, the group adopted the SEC rules for estimating oil and natural gas reserves for IFRS accounting and reporting purposes and the charge for DD&A was calculated on this basis for the last three months of the year. This was a change in accounting estimate and the impact of the change is applied prospectively. Differences in charges for DD&A between IFRS and US GAAP will continue due to the difference in net book values of the underlying oil and natural gas properties.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

	($ million)
Gain on sale of businesses and fixed assets	(98)	(176)	(98)	(176)
Depreciation, depletion and amortization	(11)	137	(47)	166
Taxation	(34)	(126)	(20)	(137)
Profit for the period	(53)	(187)	(31)	(205)

	At 30 June 2007	At 31 December 2006
	(Unaudited)

	($ million)
Property, plant and equipment	(382)	(331)
Deferred tax liabilities	(149)	(129)
BP shareholders’ equity	(233)	(202)

For IFRS reporting, the unit-of-production rate for the amortization of field development costs takes into account total proved reserves, capitalised costs incurred to date, and sanctioned future development expenditure. US GAAP requires the unit-of-production depreciation calculation to be based on development expenditure incurred to date and proved developed reserves. Where production commences before all development wells are drilled, a portion of the development costs incurred to date is excluded from the calculation. The difference, due to these factors, in the group’s charge for unit-of-production depreciation between IFRS and US GAAP is not material.

(iii) Goodwill and intangible assets

As a result of the transition rules available under IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’, the group did not restate its past business combinations in accordance with IFRS 3 and assumed its UK GAAP carrying amount for goodwill as its IFRS carrying amount upon transition to IFRS at 1 January 2003.

Under US GAAP, goodwill and other indefinite lived intangible assets have not been amortized since 31 December 2001. Such assets are subject to periodic impairment testing. The group has goodwill, but does not have any other intangible assets with indefinite lives. Under IFRS, goodwill amortization ceased from 1 January 2003.

The movement in the goodwill difference during all periods presented is the result of movements in foreign exchange rates and differences in the amount of goodwill allocated to certain disposals.

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13 US generally accepted accounting principles (continued)

During the fourth quarter of 2006 the group completed a goodwill impairment review using the two-step process prescribed in US GAAP. The first step includes a comparison of the fair value of a reporting unit to its carrying value, including goodwill. When the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the second step is then completed in order to measure the impairment loss, if any. No impairment charge resulted from this review.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

	($ million)
Gain on sale of businesses and fixed assets	(3)	18	(3)	18
Profit for the period	(3)	18	(3)	18

	At 30 June 2007	At 31 December 2006
	(Unaudited)

	($ million)
Goodwill	257	248
BP shareholders’ equity	257	248

In accordance with group accounting practice, exploration licence acquisition costs are capitalized initially as an intangible asset and are amortized over the estimated period of exploration. Where proved reserves of oil or natural gas are determined and development is sanctioned, the unamortized cost is transferred to property, plant and equipment. Where exploration is unsuccessful, the unamortized cost is charged against income. At 30 June 2007 and 31 December 2006, exploration licence acquisition costs included in the group’s property, plant and equipment and intangible assets, net of accumulated amortization were as follows.

	At 30 June 2007	At 31 December 2006
	(Unaudited)

	($ million)
Exploration licence acquisition cost included in non-current assets (net of accumulated amortization)
Property, plant and equipment	1,258	1,076
Intangible assets	726	639

Changes to the net book amount of exploration expenditure, goodwill and other intangible assets, as adjusted to accord with US GAAP, during the six months ended 30 June 2007 are shown below.

	Exploration expenditure	Goodwill	Other intangibles	Total
	(Unaudited)

	($ million)
Net book amount
At 1 January 2007	4,110	11,149	1,136	16,395
Amortization expense	(115)	–	(134)	(249)
Other movements	507	294	231	1,032

At 30 June 2007	4,502	11,443	1,233	17,178

Amortization expense relating to other intangibles is expected to be in the range $250-$300 million in each of the succeeding five years.

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13 – US generally accepted accounting principles (continued)

(iv) Derivative financial instruments

For IFRS reporting, upon adoption of IAS 39 ‘Financial Instruments: Recognition and Measurement’ on 1 January 2005, all cash flow and fair value hedges that previously qualified for hedge accounting under UK GAAP were recorded on the balance sheet at fair value with the offset recorded through equity.

Prior to 1 January 2005, the group did not designate any of its derivative financial instruments as part of hedged transactions under US GAAP. As a result, all changes in fair value were recognized in the income statement. A difference therefore exists between the treatment applied for US GAAP reporting and that upon initial adoption of IFRS associated with those specific derivative instruments. This difference will remain until these individual derivative transactions mature.

Additionally, under IFRS, hedge accounting can be applied to certain centrally-hedged foreign currency exposures. Under US GAAP, hedge accounting can be applied only where the companies between the central treasury and the entity having the foreign currency exposure have the same functional currency.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

	($ million)
Production and manufacturing expenses	3	–	66	–
Finance costs	(4)	(88)	(8)	(129)
Taxation	(1)	–	(20)	–
Profit for the period	2	88	(38)	129

	At 30 June 2007	At 31 December 2006
	(Unaudited)

	($ million)
Goodwill	131	131
Finance debt	(105)	(117)
Deferred tax liabilities	46	46
BP shareholders’ equity	190	202

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13 – US generally accepted accounting principles (continued)

(v) Inventory valuation

Under IFRS, inventory held for trading purposes is remeasured to fair value with the changes in fair value recognized in the income statement. Under US GAAP, all balances recorded in inventory are measured at the lower of cost and net realizable value.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

	($ million)
Purchases	(47)	16	(2)	(198)
Taxation	16	(6)	–	69
Profit for the period	31	(10)	2	129

	At 30 June 2007	At 31 December 2006
	(Unaudited)

	($ million)
Inventories	(5)	(7)
Deferred tax liabilities	(2)	(2)
BP shareholders’ equity	(3)	(5)

(vi) Gain arising on asset exchange

Under IFRS, exchanges of non-monetary assets are generally accounted for at fair value at the date of the transaction, with any gain or loss recognized in profit or loss. Under US GAAP prior to 1 January 2005, exchanges of non-monetary assets were accounted for at book value. From 1 January 2005 exchanges of non-monetary assets are generally accounted for at fair value under both IFRS and US GAAP.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

	($ million)
Depreciation, depletion amortization	4	4	9	9
Taxation	(1)	(2)	(3)	(3)
Profit for the period	(3)	(2)	(6)	(6)

	At 30 June 2007	At 31 December 2006
	(Unaudited)

	($ million)
Property, plant and equipment	343	352
Deferred tax liabilities	120	123
BP shareholders’ equity	223	229

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13 – US generally accepted accounting principles (continued)

(vii) Pensions and other post-retirement benefits

Under IFRS, the group accounts for its pension and other post-retirement benefit plans according to IAS 19 ‘Employee Benefits’. Surpluses and deficits of pension and other post-retirement benefit plans are included in the group balance sheet at their fair values each year-end and all movements in these balances are reflected in the income statement, except for those relating to actuarial gains and losses which are reflected in the statement of recognized income and expense. In the past, this treatment has differed from the group’s US GAAP treatment under SFAS No. 87 ‘Employers’ Accounting for Pensions’ and SFAS No. 106 ‘Employers’ Accounting for Post-retirement Benefits Other Than Pensions’, where actuarial gains and losses were not recognized in the income statement as they occurred but were recognized within income in full only when they exceeded certain thresholds, and otherwise were amortized. This difference in recognition rules for actuarial gains and losses gave rise to differences in periodic pension and other post-retirement benefit expense as measured under IAS 19 compared to SFAS 87 and SFAS 106.

In addition, when a pension plan had an accumulated benefit obligation which exceeded the fair value of the plan assets, SFAS 87 required the unfunded amount to be recognized as a minimum liability in the balance sheet. The offset to this liability was recorded as an intangible asset up to the amount of any unrecognized prior service cost or transitional liability, and thereafter directly in other comprehensive income. IAS 19 does not have a similar concept. As a result, this created a difference in shareholders’ equity as measured under IFRS and US GAAP.

In September 2006, the FASB issued SFAS No. 158 ‘Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)’. SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan (other than a multi-employer plan) as an asset or liability in the balance sheet and to recognize changes in that funded status in other comprehensive income in the year in which the changes occur. Because the funded status of benefit plans is fully recognized in the balance sheet, a minimum liability will no longer be recognized. Retrospective application of SFAS 158 is not permitted. Upon adoption of SFAS 158, the recognition of the overfunded or underfunded status of the group’s defined benefit pension and other post-retirement plans generally accords with the group’s IFRS accounting. Differences in recognition rules for actuarial gains and losses will continue to give rise to differences in periodic pension and other post-retirement benefit expense as measured under IFRS and US GAAP. The group adopted SFAS 158 with effect from 31 December 2006.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

	($ million)
Production and manufacturing expenses	113	177	225	365
Other finance income	162	115	322	226
Taxation	(80)	(91)	(165)	(185)
Profit for the period	(195)	(201)	(382)	(406)

	At 30 June 2007	At 31 December 2006
	(Unaudited)

	($ million)
Current liabilities	603	603
Defined benefit pension plan and other post-retirement benefit plan deficits	(603)	(603)
BP shareholders’ equity	–	–

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13 – US generally accepted accounting principles (continued)

(viii)	Impairments

Under IFRS, in determining the amount of any impairment loss, the carrying value of property, plant and equipment and goodwill is compared with the discounted value of the future cash flows. Under US GAAP the carrying value is compared with the undiscounted future cash flows to determine if an impairment is present, and only if the carrying value is less than the undiscounted cash flows is an impairment loss recognized. The impairment is measured using the discounted value of the future cash flows. Due to this difference, some impairment charges recognized under IFRS, adjusted for the impacts of depreciation, have not been recognized for US GAAP.

Additionally, under IFRS, in certain situations and subject to certain limitations, a previously-recognized impairment loss is reversed. Under US GAAP, the reversal of a previously-recognized impairment loss for an asset to be held and used is not permitted.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
Increase (decrease) in caption heading	2007	2006	2007	2006

	($ million)
Gain on sale of businesses and fixed assets	–	(208)	–	(208)
Depreciation, depletion and amortization	–	2	2	2
Impairment and losses on sale of businesses and fixed assets	54	–	177	–
Taxation	(17)	(78)	(54)	(78)
Profit for the period	(37)	(132)	(125)	(132)

	At 30 June 2007 (Unaudited)	At 31 December 2006

	($ million)
Property, plant and equipment	(211)	(40)
Deferred tax liabilities	(94)	(42)
BP shareholders’ equity	(117)	2

(ix)	Equity-accounted investments

Under IFRS the group’s accounting policies are applied in arriving at the amounts to be included in the financial statements in relation to equity-accounted investments. The major difference between IFRS and US GAAP as applied to the investees’ financial statements relates to deferred tax (see note (xii) Income taxes).

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
Increase (decrease) in caption heading	2007	2006	2007	2006

	($ million)
Earnings from jointly controlled entities	(30)	(32)	(47)	(59)
Profit for the period	(30)	(32)	(47)	(59)

Back to Contents

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13 – US generally accepted accounting principles (continued)

	At 30 June 2007 (Unaudited)	At 31 December 2006

	($ million)
Investments in jointly controlled entities	(207)	(160)
BP shareholders’ equity	(207)	(160)

(x)	Consolidation of variable interest entities

The group currently has several ships under construction or in service which are accounted for under IFRS as operating leases. Under US GAAP some of the leasing arrangements represent variable interest entities that would be consolidated by the group. The maximum exposure to loss as a result of the group’s involvement with these entities is limited to the debt of the entity, less the fair value of the ships at the end of the lease term.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
Increase (decrease) in caption heading	2007	2006	2007	2006

	($ million)
Production and manufacturing expenses	(15)	(6)	(60)	(12)
Depreciation, depletion and amortization	5	7	11	14
Finance costs	8	2	17	4
Taxation	1	–	13	–
Profit for the period	1	(3)	19	(6)

	At 30 June 2007 (Unaudited)	At 31 December 2006

	($ million)
Property, plant and equipment	484	497
Trade and other payables	(14)	(45)
Finance debt	475	551
Deferred tax liabilities	9	(4)
BP shareholders’ equity	14	(5)

(xi)	Share-based payments

The group adopted SFAS No. 123 (revised 2004), ‘Share-Based Payment’ with effect from 1 January 2005 using the modified prospective transition method. Under SFAS 123(R), share-based payments to employees are required to be measured based on their grant date fair value (with limited exceptions) and recognized over the related service period. For periods prior to 1 January 2005, the group accounted for share-based payments under Accounting Principles Board Opinion No. 25 using the intrinsic value method.

With effect from 1 January 2005, as part of the adoption of IFRS, the group adopted IFRS 2 ‘Share-based Payment’. IFRS 2 requires the recognition of expense when goods or services are received from employees or others in consideration for equity instruments. In adopting IFRS 2, the group elected to restate prior years to recognize an expense associated with share-based payments that were not fully vested at 1 January 2003, BP’s date of transition to IFRS, and the liability relating to cash-settled share-based payments at 1 January 2003.

As a result of the transition requirements of SFAS 123(R) and IFRS 2, there are certain differences between US GAAP and IFRS. For periods prior to 1 January 2005, the group recognized share-based payments under IFRS using a fair value method which is substantially different from the intrinsic value method used under US GAAP.

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13 – US generally accepted accounting principles (continued)

From 1 January 2005, the group used the fair value method to measure share-based payment expense under both IFRS and US GAAP. A difference in expense exists however because the group used a different valuation model under US GAAP for issued options outstanding and not yet vested at 31 December 2004 as required under the transition rules of SFAS 123(R).

In addition, deferred taxes on share-based compensation are recognized differently under US GAAP than under IFRS. Under US GAAP, deferred taxes are recorded on share-based payment expense recognized during the period in accordance with SFAS 109. Under IFRS, deferred taxes are only recorded on the difference between the tax base of the underlying shares and the nil carrying value of the employee services as determined at each balance sheet date in accordance with IAS 12.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
Increase (decrease) in caption heading	2007	2006	2007	2006

	($ million)
Production and manufacturing expenses	1	1	4	3
Distribution and administration expenses	2	2	7	7
Taxation	(29)	(54)	(49)	(56)
Profit for the period	26	51	38	46

	At 30 June 2007	At 31 December 2006
	(Unaudited)

	($ million)
Deferred tax liabilities	259	254
BP shareholders’ equity	(259)	(254)

(xii)	Income taxes

Under both IFRS and US GAAP, deferred tax assets and liabilities are recognized for the difference between the assigned values and the tax bases of the assets and liabilities recognized in a purchase business combination. IFRS 3 ‘Business Combinations’ typically requires the offset to the recognition of such deferred tax assets and liabilities to be adjusted against goodwill. However, under the exemptions contained in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’, deferred taxes for business combinations prior to the group’s date of transition to IFRS were not restated in accordance with IFRS 3 and the offset was taken as an adjustment to shareholders’ equity at the date of transition to IFRS. As such, the treatment adopted under IFRS 1 as compared with US GAAP creates a difference related to business combinations accounted for under the purchase method that occurred prior to the group’s date of transition to IFRS.

During the three months ended 30 June 2007, the group recognized the effect of a reduction in the UK corporation tax rate which was substantively enacted during the period. Under US GAAP, the effect of the rate change will not be recognized until the July 2007 enactment date.

The group adopted FASB Interpretation No. 48 ‘Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109’ with effect from 1 January 2007. Under Interpretation 48, a tax benefit relating to an uncertain tax position is recognized only where it is more likely than not that the tax position, based on underlying technical merits, will be sustained upon examination by tax authorities. The tax benefit recognized for such a position is measured based on the largest benefit that has a greater than fifty percent likelihood of being realized on settlement. Under IFRS, IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’ is considered when accounting for uncertain tax positions. Based on facts and circumstances, IAS 37 provides various means for dealing with uncertainty, including the use of probabilities to determine expected values and a most likely outcome approach. Upon adoption of Interpretation 48, the group recorded a cumulative-effect adjustment that reduced BP shareholders’ equity as adjusted to accord with US GAAP by $64 million. At 1 January 2007, the group’s liability for unrecognized tax benefits as adjusted to accord with US GAAP was $3,195 million, of which $2,636 million would affect the effective income tax rate if recognized. The classification of the liability for unrecognized tax benefits differs under IFRS and US GAAP. Under IFRS, the group’s liability is included in current tax payable. For US GAAP reporting, a portion of the liability is classified as current based on expected settlements during the next twelve months. The remainder is reported as a non-current liability.

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13 – US generally accepted accounting principles (continued)

The group files income tax returns in many jurisdictions throughout the world. Various tax authorities are currently examining the group’s income tax returns, principally for the years 1998 through 2005. Tax returns for these years contain matters that could be subject to differing interpretations of applicable tax laws and regulations as they relate to the amount, timing or inclusion of revenue and expenses or the sustainability of income tax credits for a given audit cycle.  The resolution of tax positions through negotiations with relevant tax authorities, or through litigation, can take several years to complete. While it is difficult to predict the timing of resolution of individual tax positions, the group does not anticipate that the total amount of unrecognized tax benefits will significantly increase or decrease over the next twelve months. The following table summarizes the tax years that remain subject to examination for each of the group’s major tax jurisdictions:

Tax Jurisdiction	Open Tax Years

United States	1999 – 2006
United Kingdom	1998 – 2006
Angola	2000 – 2006
Trinidad and Tobago	2000 – 2006
Norway	2000 – 2006

The group includes interest and penalties related to unrecognized tax benefits in tax expense. Liabilities for the payment of penalties and interest at 1 January 2007 amounted to $251 million.

The adjustments to profit for the period and to BP shareholders’ equity to accord with US GAAP are summarized below.

	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
Increase (decrease) in caption heading	2007	2006	2007	2006

	($ million)
Depreciation, depletion and amortization	104	143	179	228
Taxation	178	(75)	80	(101)
Profit for the period	(282)	(68)	(259)	(127)

	At 30 June 2007	At 31 December 2006
	(Unaudited)

	($ million)
Property, plant and equipment	2,883	3,062
Current tax payable	(1,503)	–
Trade and other payables	100	–
Other payables	1,403	–
Deferred tax liabilities	1,371	1,261
BP shareholders’ equity	1,512	1,801

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13 – US generally accepted accounting principles (continued)

(xiii)	Commitment for repurchase of ordinary shares

The group has entered into a contract with a bank to repurchase its own shares on its behalf. Under IFRS this represents a liability to be measured at the amount that is expected to be paid to the bank under the arrangement with the charge taken to equity. Under US GAAP this contract is measured at fair value which is nil.

The adjustments to BP shareholders' equity to accord with US GAAP are summarized below.

	At 30 June 2007	At 31 December 2006
Increase (decrease) in caption heading	(Unaudited)

	($ million)

Trade and other payables	(495)	–
BP shareholders’ equity	495	–

(xiv)	Assets classified as held for sale

Recognition and measurement of assets classified as held for sale (and liabilities directly associated with assets classified as held for sale) under IFRS is substantially equivalent to US GAAP. However, the amounts presented for IFRS reporting differ from those under US GAAP due to differences in the underlying carrying values of the assets and liabilities classified as held for sale.

The adjustments to BP shareholders' equity to accord with US GAAP are summarized below.

	At 30 June 2007	At 31 December 2006
Increase (decrease) in caption heading	(Unaudited)

	($ million)

Goodwill	–	(10)
Assets classified as held for sale	–	10
BP shareholders’ equity	–	–

(xv)	Discontinued operations

Under IFRS, a component of an entity held for sale as part of a single plan to dispose of a separate major line of business is classified as a discontinued operation in the income statement.

Under US GAAP, a disposed component of an enterprise is classified as a discontinued operation only where the ongoing entity has no significant continuing direct cash flows and does not retain an interest, contract or other arrangement sufficient to enable the entity to exert significant influence over the disposed component’s operating and financial policies after disposal.

In connection with the sale of Innovene the group has a number of commercial arrangements with Innovene for the supply of refining and petrochemical feedstocks, and the purchase and sale of refined products.

Because of continuing direct cash flows that resulted from activities with Innovene subsequent to divestment, under US GAAP the operations of Innovene were not classified as a discontinued operation but were included in the group’s continuing operations. Under IFRS, the operations of Innovene were classified as discontinued operations.

The following summarizes the income statement reclassifications for 2006 that would have been made if the operations of Innovene were shown in continuing operations.

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13 – US generally accepted accounting principles (continued)

	Three months ended 30 June 2006 (Unaudited)

	As Reported	Reclassification	As Adjusted

	($ million)

Sales and other operating revenues	72,132	–	72,132

Profit before interest and taxation from continuing operations	11,313	(88)	11,225
Finance costs	153	–	153
Other finance income	(46)	–	(46)

Profit before taxation from continuing operations	11,206	(88)	11,118
Taxation	3,626	(166)	3,460

Profit from continuing operations	7,580	78	7,658
Profit from Innovene operations	78	(78)	–

Profit for the period	7,658	–	7,658

	Six months ended 30 June 2006 (Unaudited)

	As Reported	Reclassification	As Adjusted

	($ million)

Sales and other operating revenues	135,420	–	135,420

Profit before interest and taxation from continuing operations	20,182	(184)	19,998
Finance costs	344	–	344
Other finance income	(94)	–	(94)

Profit before taxation from continuing operations	19,932	(184)	19,748
Taxation	6,555	(159)	6,396

Profit from continuing operations	13,377	(25)	13,352
Loss from Innovene operations	(25)	25	–

Profit for the period	13,352	–	13,352

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13 – US generally accepted accounting principles (concluded)

Impact of new US accounting standards

Adopted for 2007

Financial instruments
In February 2006, the FASB issued SFAS No. 155, ‘Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140’. SFAS 155 simplifies the accounting for certain hybrid financial instruments under SFAS 133 by permitting fair value remeasurement for financial instruments containing an embedded derivative that otherwise would require separation of the derivative from the financial instrument. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after 15 September 2006. The group adopted SFAS 155 with effect from 1 January 2007. The adoption of SFAS 155 did not have a significant effect on the group’s profit as adjusted to accord with US GAAP, or on BP shareholders’ equity as adjusted to accord with US GAAP.

Taxes collected from customers
In June 2006, the FASB ratified the consensus reached by the EITF regarding Issue No. 06-3 ‘How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)’. Under EITF 06-3, taxes collected from customers and remitted to governmental authorities can be presented either gross within revenue and cost of sales, or net. Where such taxes are significant, EITF 06-3 requires disclosure of the accounting policy for presenting taxes and the amount of any such taxes that are recognized on a gross basis. EITF 06-3 is effective for accounting periods beginning after 15 December 2006. The group’s accounting policy with regard to taxes collected from customers and remitted to governmental authorities is to present such taxes net in the income statement. The group adopted EITF 06-3 with effect from 1 January 2007. The adoption of EITF 06-3 did not have any effect on the group’s profit as adjusted to accord with US GAAP, or on BP shareholders’ equity as adjusted to accord with US GAAP.

Income taxes
In June 2006, the FASB issued FASB Interpretation No. 48 ‘Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109’. Interpretation 48 clarifies the accounting for uncertainty with regards to income taxes recognized in an entity’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the recognition and measurement of a tax position taken or expected to be taken in a tax return. Interpretation 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Upon adoption of Interpretation 48 with effect from 1 January 2007, the group recorded a cumulative-effect adjustment that reduced BP shareholders’ equity as adjusted to accord with US GAAP by $64 million. Additional disclosures required by Interpretation 48 are provided in note (xii) Income taxes.

Not yet adopted

Fair value measurements
In September 2006, the FASB issued SFAS No. 157 ‘Fair Value Measurements’. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for accounting periods beginning after 15 November 2007. The group has not yet completed its evaluation of the impact of adopting SFAS 157 on the group’s profit as adjusted to accord with US GAAP, or on BP shareholders’ equity as adjusted to accord with US GAAP.

Fair value option
In February 2007, the FASB issued SFAS No. 159 ‘The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115’. SFAS 159 permits an entity, at specified election dates, to choose to measure certain financial instruments and other items at fair value. SFAS 159 is effective for accounting periods beginning after 15 November 2007. The group has not yet completed its evaluation of the impact of adopting SFAS 159 on the group’s profit as adjusted to accord with US GAAP, or on BP shareholders’ equity as adjusted to accord with US GAAP.

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14 – Condensed consolidating information

BP p.l.c. fully and unconditionally guarantees the payment obligations of its 100%-owned subsidiary BP Exploration (Alaska) Inc. under the BP Prudhoe Bay Royalty Trust. The following financial information for BP p.l.c., and BP Exploration (Alaska) Inc. and all other subsidiaries on a condensed consolidating basis is intended to provide investors with meaningful and comparable financial information about BP p.l.c. and its subsidiary issuers of registered securities and is provided pursuant to Rule 3-10 of Regulation S-X in lieu of the separate financial statements of each subsidiary issuer of public debt securities. Investments include the investments in subsidiaries recorded under the equity method for the purposes of the condensed consolidating financial information. Equity income of subsidiaries is the Group's share of operating profit related to such investments. The eliminations and reclassifications column includes the necessary amounts to eliminate the intercompany balances and transactions between BP p.l.c., BP Exploration (Alaska) Inc. and other subsidiaries.

BP p.l.c. also fully and unconditionally guarantees securities issued by BP Canada Finance Company, BP Capital Markets p.l.c. and BP Capital Markets America Inc. These companies are 100%-owned finance subsidiaries of BP p.l.c.

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14 – Condensed consolidating information (continued)

Income statement

	Issuer	Guarantor

	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP group

	(Unaudited) ($ million)
Three months ended 30 June 2007
Sales and other operating revenues	1,066	–	71,872	(1,066)	71,872
Earnings from jointly controlled entities after interest and tax	–	–	910	–	910
Earnings from associates – after interest and tax	–	–	173	–	173
Equity–accounted income of subsidiaries after interest and tax	254	7,604	–	(7,858)	–
Interest and other revenues	188	110	178	(348)	128

Total revenues	1,508	7,714	73,133	(9,272)	73,083
Gains on sale of businesses and fixed assets	1	–	1,308	–	1,309

Total revenues and other income	1,509	7,714	74,441	(9,272)	74,392
Purchases	116	–	50,933	(1,066)	49,983
Production and manufacturing expenses	220	–	6,056	–	6,276
Production and similar taxes	157	–	670	–	827
Depreciation, depletion and amortization	100	–	2,435	–	2,535
Impairment and losses on sale of businesses and fixed assets	–	–	455	–	455
Exploration expense	–	–	155	–	155
Distribution and administration expenses	5	154	3,416	(10)	3,565
Fair value (gain) loss on embedded derivatives	–	–	(283)	–	(283)

Profit before interest and taxation	911	7,560	10,604	(8,196)	10,879
Finance costs	–	243	346	(338)	251
Other finance expense (income)	3	(204)	105	–	(96)

Profit before taxation	908	7,521	10,153	(7,858)	10,724
Taxation	228	145	2,910	–	3,283

Profit for the period	680	7,376	7,243	(7,858)	7,441

Attributable to:
BP shareholders	680	7,376	7,178	(7,858)	7,376
Minority interest	–	–	65	–	65

Profit for the period	680	7,376	7,243	(7,858)	7,441

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14 – Condensed consolidating information (continued)

The following is a summary of the adjustments to the profit for the period attributable to BP shareholders which would be required if US GAAP had been applied instead of IFRS.

Income statement (continued)

	Issuer	Guarantor

	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP group

	(Unaudited) ($ million)
Three months ended 30 June 2007
Profit as reported	680	7,376	7,178	(7,858)	7,376
Adjustments:
Provisions	5	11	6	(11)	11
Oil and natural gas reserve differences	–	(53)	(53)	53	(53)
Goodwill and intangible assets	–	(3)	(3)	3	(3)
Derivative financial instruments	–	2	2	(2)	2
Inventory valuation	21	31	31	(52)	31
Gain arising on asset exchange	(3)	(3)	–	3	(3)
Pensions and other post-retirement benefits	–	(195)	(120)	120	(195)
Impairments	–	(37)	(37)	37	(37)
Equity-accounted investments	–	(30)	(30)	30	(30)
Consolidation of variable interest entities	–	1	1	(1)	1
Share-based payments	–	26	–	–	26
Income taxes	(1)	(282)	(281)	282	(282)
Other	(9)	2	11	(2)	2

Profit for the period as adjusted to accord with US GAAP	693	6,846	6,705	(7,398)	6,846

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14 – Condensed consolidating information (continued)

Income statement (continued)

	Issuer	Guarantor

	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP group

	(Unaudited) ($ million)
Three months ended 30 June 2006
Sales and other operating revenues	1,445	–	72,132	(1,445)	72,132
Earnings from jointly controlled entities – after interest and tax	–	–	818	–	818
Earnings from associates – after interest and tax	–	–	114	–	114
Equity–accounted income of subsidiaries – after interest and tax	145	7,709	–	(7,854)	–
Interest and other revenues	163	111	157	(325)	106

Total revenues	1,753	7,820	73,221	(9,624)	73,170
Gains on sale of businesses and fixed assets	–	–	541	–	541

Total revenues and other income	1,753	7,820	73,762	(9,624)	73,711
Purchases	183	–	51,689	(1,445)	50,427
Production and manufacturing expenses	185	–	5,191	–	5,376
Production and similar taxes	91	–	764	–	855
Depreciation, depletion and amortization	98	–	2,211	–	2,309
Impairment and losses on sale of businesses and fixed assets	–	–	79	–	79
Exploration expense	–	–	97	–	97
Distribution and administration expenses	2	165	3,365	(16)	3,516
Fair value (gain) loss on embedded derivatives	–	–	(261)	–	(261)

Profit before interest and taxation	1,194	7,655	10,627	(8,163)	11,313
Finance costs	1	214	247	(309)	153
Other finance expense (income)	2	(168)	120	–	(46)

Profit before taxation	1,191	7,609	10,260	(7,854)	11,206
Taxation	417	28	3,181	–	3,626

Profit from continuing operations	774	7,581	7,079	(7,854)	7,580
Profit (loss) from Innovene operations	–	–	78	–	78

Profit for the period	774	7,581	7,157	(7,854)	7,658

Attributable to:
BP shareholders	774	7,581	7,080	(7,854)	7,581
Minority interest	–	–	77	–	77

Profit for the period	774	7,581	7,157	(7,854)	7,658

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14 – Condensed consolidating information (continued)

The following is a summary of the adjustments to the profit for the period attributable to BP shareholders which would be required if US GAAP had been applied instead of IFRS.

Income statement (continued)

	Issuer	Guarantor

	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP group

	(Unaudited) ($ million)
Three months ended 30 June 2006
Profit as reported	774	7,581	7,080	(7,854)	7,581
Adjustments:
Provisions	2	11	9	(11)	11
Oil and natural gas reserve differences	–	(187)	(187)	187	(187)
Goodwill and intangible assets	–	18	18	(18)	18
Derivative financial instruments	–	88	88	(88)	88
Inventory valuation	(2)	(10)	(10)	12	(10)
Gain arising on asset exchange	(2)	(2)	–	2	(2)
Pensions and other post-retirement benefits	–	(201)	(306)	306	(201)
Impairments	–	(132)	(132)	132	(132)
Equity-accounted investments	–	(32)	(32)	32	(32)
Consolidation of variable interest entities	–	(3)	(3)	3	(3)
Share-based payments	–	51	–	–	51
Income taxes	(7)	(68)	(61)	68	(68)
Other	–	4	4	(4)	4

Profit for the period as adjusted to accord with US GAAP	765	7,118	6,468	(7,233)	7,118

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14 – Condensed consolidating information (continued)

Income statement (continued)

	Issuer	Guarantor

	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP group

	(Unaudited) ($ million)
Six months ended 30 June 2007
Sales and other operating revenues	2,114	–	133,179	(2,114)	133,179
Earnings from jointly controlled entities – after interest and tax	–	–	1,243	–	1,243
Earnings from associates – after interest and tax	–	–	336	–	336
Equity–accounted income of subsidiaries – after interest and tax	356	12,288	–	(12,644)	–
Interest and other revenues	388	258	407	(692)	361

Total revenues	2,858	12,546	135,165	(15,450)	135,119
Gains on sale of businesses and fixed assets	1	–	1,988	–	1,989

Total revenues and other income	2,859	12,546	137,153	(15,450)	137,108
Purchases	300	–	94,457	(2,114)	92,643
Production and manufacturing expenses	450	–	11,578	–	12,028
Production and similar taxes	269	–	1,305	–	1,574
Depreciation, depletion and amortization	185	–	4,869	–	5,054
Impairment and losses on sale of businesses and fixed assets	–	–	678	–	678
Exploration expense	–	–	311	–	311
Distribution and administration expenses	10	279	6,756	(23)	7,022
Fair value (gain) loss on embedded derivatives	–	–	(438)	–	(438)

Profit before interest and taxation	1,645	12,267	17,637	(13,313)	18,236
Finance costs	–	434	750	(669)	515
Other finance expense (income)	7	(404)	208	–	(189)

Profit before taxation	1,638	12,237	16,679	(12,644)	17,910
Taxation	501	197	5,025	–	5,723

Profit for the period	1,137	12,040	11,654	(12,644)	12,187

Attributable to:
BP shareholders	1,137	12,040	11,507	(12,644)	12,040
Minority interest	–	–	147	–	147

Profit for the period	1,137	12,040	11,654	(12,644)	12,187

Back to Contents

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14 – Condensed consolidating information (continued)

The following is a summary of the adjustments to the profit for the period attributable to BP shareholders which would be required if US GAAP had been applied instead of IFRS.

Income statement (continued)

	Issuer	Guarantor

	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP group

	(Unaudited) ($ million)
Six months ended 30 June 2007
Profit as reported	1,137	12,040	11,507	(12,644)	12,040
Adjustments:
Provisions	7	(13)	(20)	13	(13)
Oil and natural gas reserve differences	–	(31)	(31)	31	(31)
Goodwill and intangible assets	–	(3)	(3)	3	(3)
Derivative financial instruments	–	(38)	(38)	38	(38)
Inventory valuation	(1)	2	2	(1)	2
Gain arising on asset exchange	(6)	(6)	–	6	(6)
Pensions and other post-retirement benefits	–	(382)	(233)	233	(382)
Impairments	–	(125)	(125)	125	(125)
Equity-accounted investments	–	(47)	(47)	47	(47)
Consolidation of variable interest entities	–	19	19	(19)	19
Share-based payments	–	38	–	–	38
Income taxes	(10)	(259)	(249)	259	(259)
Other	(23)	4	27	(4)	4

Profit for the period as adjusted to accord with US GAAP	1,104	11,199	10,809	(11,913)	11,199

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14 – Condensed consolidating information (continued)

Income statement (continued)

	Issuer	Guarantor

	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP group

	(Unaudited)
	($ million)
Six months ended 30 June 2006
Sales and other operating revenues	2,714	–	135,420	(2,714)	135,420
Earnings from jointly controlled entities – after interest and tax	–	–	1,391	–	1,391
Earnings from associates – after interest and tax	–	–	229	–	229
Equity–accounted income of subsidiaries – after interest and tax	298	13,392	–	(13,690)	–
Interest and other revenues	314	176	315	(501)	304

Total revenues	3,326	13,568	137,355	(16,905)	137,344
Gains on sale of businesses and fixed assets	2	–	1,136	–	1,138

Total revenues and other income	3,328	13,568	138,491	(16,905)	138,482
Purchases	371	–	96,589	(2,714)	94,246
Production and manufacturing expenses	367	–	10,226	–	10,593
Production and similar taxes	178	–	1,609	–	1,787
Depreciation, depletion and amortization	192	–	4,301	–	4,493
Impairment and losses on sale of businesses and fixed assets	–	–	102	–	102
Exploration expense	–	–	286	–	286
Distribution and administration expenses	2	307	6,336	(33)	6,612
Fair value (gain) loss on embedded derivatives	–	–	181	–	181

Profit before interest and taxation	2,218	13,261	18,861	(14,158)	20,182
Finance costs	1	325	486	(468)	344
Other finance expense (income)	6	(328)	228	–	(94)

Profit before taxation	2,211	13,264	18,147	(13,690)	19,932
Taxation	778	60	5,717	–	6,555

Profit from continuing operations	1,433	13,204	12,430	(13,690)	13,377
Profit (loss) from Innovene operations	–	–	(25)	–	(25)

Profit for the period	1,433	13,204	12,405	(13,690)	13,352

Attributable to:
BP shareholders	1,433	13,204	12,257	(13,690)	13,204
Minority interest	–	–	148	–	148

Profit for the period	1,433	13,204	12,405	(13,690)	13,352

Back to Contents

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14 – Condensed consolidating information (continued)

The following is a summary of the adjustments to the profit for the period attributable to BP shareholders which would be required if US GAAP had been applied instead of IFRS.

Income statement (concluded)

	Issuer	Guarantor

	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP group

	(Unaudited)
	($ million)
Six months ended 30 June 2006
Profit as reported	1,433	13,204	12,257	(13,690)	13,204
Adjustments:
Provisions	4	15	11	(15)	15
Oil and natural gas reserve differences	–	(205)	(205)	205	(205)
Goodwill and intangible assets	–	18	18	(18)	18
Derivative financial instruments	–	129	129	(129)	129
Inventory valuation	(17)	129	129	(112)	129
Gain arising on asset exchange	(6)	(6)	–	6	(6)
Pensions and other post-retirement benefits	–	(406)	(613)	613	(406)
Impairments	–	(132)	(132)	132	(132)
Equity-accounted investments	–	(59)	(59)	59	(59)
Consolidation of variable interest entities	–	(6)	(6)	6	(6)
Share-based payments	–	46	–	–	46
Income taxes	(21)	(127)	(106)	127	(127)
Other	–	2	2	(2)	2

Profit for the period as adjusted to accord with US GAAP	1,393	12,602	11,425	(12,818)	12,602

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14 – Condensed consolidating information (continued)

Balance sheet

	Issuer	Guarantor

	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP group

	(Unaudited) ($ million)
At 30 June 2007
Non-current assets
Property, plant and equipment`	6,290	–	88,903	–	95,193
Goodwill	–	–	11,055	–	11,055
Intangible assets	336	–	5,399	–	5,735
Investments in jointly controlled entities	–	–	15,088	–	15,088
Investments in associates	–	2	5,847	–	5,849
Other investments	–	–	1,657	–	1,657
Subsidiaries – equity-accounted basis	2,886	118,338	–	(121,224)	–

Fixed assets	9,512	118,340	127,949	(121,224)	134,577
Loans	2,919	1,197	1,290	(4,542)	864
Other receivables	–	–	926	–	926
Derivative financial instruments	–	–	2,950	–	2,950
Prepayments and accrued income	–	–	1,075	–	1,075
Defined benefit pension plan surplus	–	6,167	1,131	–	7,298

	12,431	125,704	135,321	(125,766)	147,690

Current assets
Loans	–	–	163	–	163
Inventories	118	–	20,527	–	20,645
Trade and other receivables	14,123	471	52,595	(27,342)	39,847
Derivative financial instruments	–	–	7,234	–	7,234
Prepayments and accrued income	84	25	3,385	–	3,494
Current tax receivable	–	–	178	–	178
Cash and cash equivalents	–	(23)	2,666	–	2,643

	14,325	473	86,748	(27,342)	74,204

Total assets	26,756	126,177	222,069	(153,108)	221,894

Current liabilities
Trade and other payables	4,597	9,755	55,624	(27,342)	42,634
Derivative financial instruments	–	–	6,736	–	6,736
Accruals and deferred income	–	9	5,794	–	5,803
Finance debt	55	–	11,511	–	11,566
Current tax payable	797	–	3,840	–	4,637
Provisions	–	–	1,690	–	1,690

	5,449	9,764	85,195	(27,342)	73,066

Non-current liabilities
Other payables	444	26	5,312	(4,542)	1,240
Derivative financial instruments	–	–	3,888	–	3,888
Accruals and deferred income	–	41	960	–	1,001
Finance debt	–	–	12,188	–	12,188
Deferred tax liabilities	1,805	–	16,777	–	18,582
Provisions	1,003	1,654	10,413	–	13,070
Defined benefit pension plan and other post-retirement benefit plan deficits	–	–	9,436	–	9,436

	3,252	1,721	58,974	(4,542)	59,405

Total liabilities	8,701	11,485	144,169	(31,884)	132,471

Net assets	18,055	114,692	77,900	(121,224)	89,423

Equity
BP shareholders’ equity	18,055	114,692	77,026	(121,224)	88,549
Minority interest	–	–	874	–	874

	18,055	114,692	77,900	(121,224)	89,423

Back to Contents

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14 – Condensed consolidating information (continued)

The following is a summary of the adjustments to BP shareholders’ equity which would be required if US GAAP had been applied instead of IFRS.

Balance sheet (continued)

	Issuer	Guarantor

	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group

	(Unaudited) ($ million)
At 30 June 2007
Shareholders interest as reported	18,055	114,692	77,026	(121,224)	88,549
Adjustments:
Provisions	48	49	4	(52)	49
Oil and natural gas reserve differences	–	(233)	(233)	233	(233)
Goodwill and intangible assets	–	257	257	(257)	257
Derivative financial instruments	–	190	190	(190)	190
Inventory valuation	(82)	(3)	(3)	85	(3)
Gain arising on asset exchange	223	223	–	(223)	223
Impairments	–	(117)	(117)	117	(117)
Equity-accounted investments	–	(207)	(207)	207	(207)
Consolidation of variable interest entities	–	14	14	(14)	14
Share-based payments	–	(259)	–	–	(259)
Income taxes	172	1,512	1,340	(1,512)	1,512
Commitment for repurchase of ordinary shares	–	495	–	–	495
Other	(31)	(22)	9	22	(22)

BP shareholders’ equity as adjusted to accord with US GAAP	18,385	116,591	78,280	(122,808)	90,448

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14 – Condensed consolidating information (continued)

Balance sheet

	Issuer	Guarantor

	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP group

	($ million)
At 31 December 2006
Non-current assets
Property, plant and equipment	5,838	–	85,161	–	90,999
Goodwill	–	–	10,780	–	10,780
Intangible assets	309	–	4,937	–	5,246
Investments in jointly controlled entities	–	–	15,074	–	15,074
Investments in associates	–	2	5,973	–	5,975
Other investments	–	–	1,697	–	1,697
Subsidiaries – equity-accounted basis	2,586	107,717	–	(110,303)	–

Fixed assets	8,733	107,719	123,622	(110,303)	129,771
Loans	1,735	1,196	1,052	(3,166)	817
Other receivables	–	–	862	–	862
Derivative financial instruments	–	–	3,025	–	3,025
Prepayments and accrued income	–	–	1,034	–	1,034
Defined benefit pension plan surplus	–	5,662	1,091	–	6,753

	10,468	114,577	130,686	(113,469)	142,262

Current assets
Loans	–	–	141	–	141
Inventories	154	–	18,761	–	18,915
Trade and other receivables	15,710	3,074	47,450	(27,542)	38,692
Derivative financial instruments	–	–	10,373	–	10,373
Prepayments and accrued income	15	–	2,991	–	3,006
Current tax receivable	–	–	544	–	544
Cash and cash equivalents	(5)	(21)	2,616	–	2,590

	15,874	3,053	82,876	(27,542)	74,261
Assets classified as held for sale	–	–	1,078	–	1,078

	15,874	3,053	83,954	(27,542)	75,339

Total assets	26,342	117,630	214,640	(141,011)	217,601

Current liabilities
Trade and other payables	4,908	5,185	59,685	(27,542)	42,236
Derivative financial instruments	–	–	9,424	–	9,424
Accruals and deferred income	–	10	6,137	–	6,147
Finance debt	55	–	12,869	–	12,924
Current tax payable	1,705	–	930	–	2,635
Provisions	–	–	1,932	–	1,932

	6,668	5,195	90,977	(27,542)	75,298
Liabilities directly associated with assets classified as held for sale	–	–	54	–	54

	6,668	5,195	91,031	(27,542)	75,352

Non-current liabilities
Other payables	249	27	4,320	(3,166)	1,430
Derivative financial instruments	–	–	4,203	–	4,203
Accruals and deferred income	–	30	931	–	961
Finance debt	–	–	11,086	–	11,086
Deferred tax liabilities	1,780	1,506	14,830	–	18,116
Provisions	640	–	11,072	–	11,712
Defined benefit pension plan and other post-retirement benefit plan deficits	–	–	9,276	–	9,276

	2,669	1,563	55,718	(3,166)	56,784

Total liabilities	9,337	6,758	146,749	(30,708)	132,136

Net assets	17,005	110,872	67,891	(110,303)	85,465

Equity
BP shareholders’ equity	17,005	110,872	67,050	(110,303)	84,624
Minority interest	–	–	841	–	841

	17,005	110,872	67,891	(110,303)	85,465

Back to Contents

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14 – Condensed consolidating information (continued)

The following is a summary of the adjustments to BP shareholders’ equity which would be required if US GAAP had been applied instead of IFRS.

Balance sheet (concluded)

	Issuer	Guarantor

	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group

	($ million)
At 31 December 2006
Shareholders interest as reported	17,005	110,872	67,050	(110,303)	84,624
Adjustments:
Provisions	41	63	25	(66)	63
Oil and natural gas reserve differences	–	(202)	(202)	202	(202)
Goodwill and intangible assets	–	248	248	(248)	248
Derivative financial instruments	–	202	202	(202)	202
Inventory valuation	(81)	(5)	(5)	86	(5)
Gain arising on asset exchange	229	229	–	(229)	229
Impairments	–	2	2	(2)	2
Equity-accounted investments	–	(160)	(160)	160	(160)
Consolidation of variable interest entities	–	(5)	(5)	5	(5)
Share-based payments	–	(254)	–	–	(254)
Income taxes	182	1,801	1,619	(1,801)	1,801
Other	(8)	(26)	(18)	26	(26)

BP shareholders’ equity as adjusted to accord with US GAAP	17,368	112,765	68,756	(112,372)	86,517

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14 – Condensed consolidating information (continued)

Cash flow statement

	Issuer	Guarantor

	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP group

	(Unaudited) ($ million)
Three months ended 30 June 2007
Net cash provided by operating activities	358	4,397	3,314	(1,983)	6,086
Net cash used in investing activities	(109)	–	(1,265)	–	(1,374)
Net cash used in financing activities	(238)	(4,384)	(1,412)	1,983	(4,051)
Currency translation differences relating to cash and cash equivalents	–	–	26	–	26

(Decrease) increase in cash and cash equivalents	11	13	663	–	687
Cash and cash equivalents at beginning of period	(11)	(36)	2,003	–	1,956

Cash and cash equivalents at end of period	–	(23)	2,666	–	2,643

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14 – Condensed consolidating information (continued)

Cash flow statement (continued)

	Issuer	Guarantor

	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP group

	(Unaudited) ($ million)
Three months ended 30 June 2006
Net cash provided by operating activities	(365)	6,088	4,511	(1,085)	9,149
Net cash used in investing activities	(110)	263	(1,695)	–	(1,542)
Net cash used in financing activities	484	(6,353)	(874)	1,085	(5,658)
Currency translation differences relating to cash and cash equivalents	–	–	(36)	–	(36)

(Decrease) increase in cash and cash equivalents	9	(2)	1,906	–	1,913
Cash and cash equivalents at beginning of period	(9)	10	2,938	–	2,939

Cash and cash equivalents at end of period	–	8	4,844	–	4,852

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14 – Condensed consolidating information (continued)

Cash flow statement (continued)

	Issuer	Guarantor

	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP group

	(Unaudited) ($ million)
Six months ended 30 June 2007
Net cash provided by operating activities	1,006	8,749	6,406	(2,097)	14,064
Net cash used in investing activities	(235)	8	(4,969)	–	(5,196)
Net cash used in financing activities	(766)	(8,759)	(1,424)	2,097	(8,852)
Currency translation differences relating to cash and cash equivalents	–	–	37	–	37

(Decrease) increase in cash and cash equivalents	5	(2)	50	–	53
Cash and cash equivalents at beginning of period	(5)	(21)	2,616	–	2,590

Cash and cash equivalents at end of period	–	(23)	2,666	–	2,643

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BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Concluded)

Note 14 – Condensed consolidating information (concluded)

Cash flow statement (concluded)

	Issuer	Guarantor

	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP group

	(Unaudited)
	($ million)
Six months ended 30 June 2006
Net cash provided by operating activities	595	11,890	8,222	(2,635)	18,072
Net cash used in investing activities	(209)	251	(4,314)	–	(4,272)
Net cash used in financing activities	(379)	(12,136)	(2,006)	2,635	(11,886)
Currency translation differences relating to cash and cash equivalents	–	–	(22)	–	(22)

(Decrease) increase in cash and cash equivalents	7	5	1,880	–	1,892
Cash and cash equivalents at beginning of period	(7)	3	2,964	–	2,960

Cash and cash equivalents at end of period	–	8	4,844	–	4,852

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BP p.l.c. AND SUBSIDIARIES
ENVIRONMENTAL, OPERATING AND OTHER INFORMATION

REALIZATIONS AND MARKER PRICES

	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

Average realizations(a)
Liquids – $/bbl(b)
UK	63.82	66.61	59.47	63.32
US	59.42	60.21	55.57	57.03
Rest of World	64.76	63.00	59.36	58.95
BP average	62.58	62.86	57.96	59.36

Natural gas – $/mcf
UK	4.84	5.67	6.19	6.92
US	5.94	5.44	5.85	6.17
Rest of World	3.56	3.54	3.74	3.73
BP average	4.45	4.44	4.66	4.99

Average oil marker prices – $/bbl
Brent	68.76	69.59	63.22	65.71
West Texas Intermediate	64.89	70.46	61.53	66.89
Alaska North Slope US West Coast	65.77	68.84	60.86	64.89
Mars	62.16	63.74	57.76	59.69
Urals (NWE- cif)	65.03	64.73	59.65	61.42
Russian domestic oil	39.56	36.18	33.48	35.73

Henry Hub gas price ($/mmbtu)(c)	7.55	6.80	7.16	7.90
UK Gas – National Balancing point (p/therm)	20.24	34.55	21.31	52.70

(a)	Based on sales of consolidated subsidiaries only – this excludes equity accounted entities.
(b)	Crude oil and natural gas liquids.
(c)	Henry Hub First of the Month Index.

The table below shows the US dollar/sterling exchange rates used in the preparation of the financial statements. The period-end rate is the mid-point closing rate as published in the London edition of the Financial Times on the last day of the period. The average rate for the period is the average of the daily mid-point closing rates for the period.

Exchange rates

	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

US dollar/sterling average rate for the period	1.99	1.83	1.97	1.79
US dollar/sterling period-end rate	2.00	1.81	2.00	1.81
US dollar/euro average rate for the period	1.35	1.26	1.33	1.23
US dollar/euro period-end rate	1.35	1.25	1.35	1.25

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BP p.l.c. AND SUBSIDIARIES
ENVIRONMENTAL, OPERATING AND OTHER INFORMATION (Continued)

OPERATING INFORMATION

	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

Liquids production for subsidiaries(a) (c) (mb/d) (net of royalties)
UK	218	280	227	280
Rest of Europe	43	64	52	65
US	532	565	529	566
Rest of World	527	464	535	474

	1,320	1,373	1,343	1,386

Natural gas production for subsidiaries (mmcf/d)(c) (net of royalties)
UK	731	911	818	1,053
Rest of Europe	22	83	32	88
US	2,165	2,493	2,164	2,489
Rest of World	4,027	4,134	4,210	4,030

	6,945	7,620	7,224	7,660

Total production for subsidiaries(b) (c) (mboe/d) (net of royalties)
UK	344	437	368	462
Rest of Europe	47	78	57	81
US	905	995	902	995
Rest of World	1,221	1,176	1,260	1,169

	2,517	2,686	2,588	2,706

Equity-accounted entities (BP Share)
Total production(b) (mboe/d) (net of royalties)	1,287	1,332	1,269	1,320

TNK – BP operational data (BP share) Production (net of royalties)
Liquids (mb/d)	837	907	835	901
Natural gas (mmcf/d)	441	538	503	552
Total hydrocarbons (mboe/d)(b)	913	999	922	997

(a)	Crude oil and natural gas liquids.
(b)	Expressed in thousand barrels of oil equivalent per day (mboe/d). Natural gas is converted to oil equivalent at 5.8 billion cubic feet: 1 million barrels.
(c)	Because of rounding, some totals may not agree exactly with the sum of their component parts.

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BP p.l.c. AND SUBSIDIARIES
ENVIRONMENTAL, OPERATING AND OTHER INFORMATION (Concluded)

CAPITAL EXPENDITURE AND ACQUISITIONS

	Three months ended 30 June (Unaudited)		Six months ended 30 June (Unaudited)
	2007	2006	2007	2006

	($ million)
By business

Exploration and Production
UK	195	244	416	426
Rest of Europe	108	74	195	143
US	1,453	1,190	2,503	2,211
Rest of World	1,874	1,476	3,512	2,904

	3,630	2,984	6,626	5,684

Refining and Marketing
UK	94	83	167	144
Rest of Europe (a)	266	101	1,476	166
US	380	252	649	510
Rest of World	118	109	198	216

	858	545	2,490	1,036

Gas, Power and Renewables
UK	12	6	19	7
Rest of Europe (a)	3	7	10	12
US	106	32	142	52
Rest of World	20	19	33	33

	141	64	204	104

Other businesses and corporate
UK	21	39	56	58
Rest of Europe	–	–	2	–
US	46	80	78	88
Rest of World	–	–	–	–

	67	119	136	146

	4,696	3,712	9,456	6,970

By geographical area
UK	322	372	658	635
Rest of Europe	377	182	1,683	321
US	1,985	1,554	3,372	2,861
Rest of World	2,012	1,604	3,743	3,153

	4,696	3,712	9,456	6,970

Included above:
Acquisitions and asset exchanges(a)	332	–	1,445	10

(a)	First half 2007 includes $1,132 million for the acquisition of Chevron’s Netherlands Manufacturing Company.

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BP p.l.c. AND SUBSIDIARIES
LEGAL PROCEEDINGS UPDATE

The following updates the legal proceedings section of BP's Annual Report on Form 20-F for the year ended 31, December  2006:

The US Commodity Futures Trading Commission and the US Department of Justice are currently investigating various aspects of BP’s commodity trading activities, including crude oil trading and storage activities, in the US since 1999, and have made various formal and informal requests for information. BP has provided, and continues to provide, responsive data and other information to these requests.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 9 August 2007	/s/ D J Pearl

D J PEARL Deputy Company Secretary